Exhibit 99.16

Prometic Life Sciences Inc.

Annual Information Form

Year ended December 31, 2018

April 1, 2019

Table of Contents

Annual Information Form

Year ended December 31, 2018

FORWARD-LOOKING STATEMENTS	3
MARKET AND INDUSTRY DATA	4
TRADEMARKS	4
CORPORATE STRUCTURE	4
Name and Incorporation	4
Intercorporate Relationships	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
Overview	5
Three-Year History	6
DESCRIPTION OF THE BUSINESS	17
General	17
COMPETITIVE CONDITIONS	32
RAW MATERIALS, COMPONENTS	32
INTELLECTUAL PROPERTY RIGHTS	32
PRODUCT DEVELOPMENT	34
Research and Development	34
ENVIRONMENTAL PROTECTION	35
EMPLOYEES	35
RISKS AND UNCERTAINTIES RELATED TO PROMETIC’S BUSINESS	35
DIVIDENDS	53
DESCRIPTION OF CAPITAL STRUCTURE	53
Common Shares	53
Preferred Shares	54
MARKET FOR SECURITIES	54
Trading Price and Volume	54
DIRECTORS AND EXECUTIVE OFFICERS	55
Independence	61
Security Holdings	61
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	61
Conflicts of Interest	62
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	62
TRANSFER AGENT AND REGISTRAR	62
MATERIAL CONTRACTS	62
INTERESTS OF EXPERTS	63
AUDIT, RISK & FINANCE COMMITTEE	64
EXTERNAL AUDITOR SERVICES FEES	65
ADDITIONAL INFORMATION	65
Appendix A	66
GLOSSARY	71

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This Annual Information Form is dated April 1st, 2019 and, unless it is stated otherwise, all the information disclosed in this Annual Information Form is provided as of December 31, 2018, the end of Prometic Life Sciences Inc.’s most recent financial year.

As used in this Annual Information Form, unless the context otherwise requires or indicates: (i) the “Corporation” or “Prometic” or “we” refer collectively to Prometic Life Sciences Inc. and its subsidiaries and predecessors; (ii) all references to “$” or dollars are in Canadian dollars unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this Annual Information Form.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Corporation operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the obtention of required regulatory approvals, the availability of funds and resources to pursue research and development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, reliance on key personnel, collaborative partners and third parties, the validity and enforceability of, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flow, legal proceedings, uncertainties related to the regulatory process, general changes in economic or market conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in this Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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MARKET AND INDUSTRY DATA

We have obtained the market and industry data presented in this Annual Information Form from a combination of third-party sources and the estimates of management. Although we believe that these third-party sources and our management estimates are reliable, the accuracy and completeness of such data is not guaranteed and has not been verified by any independent sources. Market and industry data, including estimates and projections relating to size of market and market share, is inherently imprecise and cannot be verified due to limitations on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations inherent in any market research or other survey. Management’s estimates are based on internal research, its knowledge of the relevant market and industry and third party sources. While we are not aware of any misstatements regarding the market and industry data presented in this Annual Information Form, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under the headings “Forward-Looking Statements” and “Risks and Uncertainties Related to Prometic’s Business”.

TRADEMARKS

This Annual Information Form includes registered and unregistered trademarks such as Prometic™, RyplazimTM, Mimetic Ligand™, PPPS™, PrioClear™, Purabead® which are protected under applicable intellectual property laws and are the property of Prometic. Solely for convenience, our trademarks referred to in this Annual Information Form and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Information Form are the property of their respective owners.

CORPORATE STRUCTURE

Name and Incorporation

Prometic was incorporated on October 14, 1994 under the Canada Business Corporations Act (the “CBCA”) under the name Innovon Life Sciences Holdings Limited.

On December 21, 1995, the Corporation amended its articles of incorporation (the “Articles”) to remove the private company restrictions. On June 6, 1996, the Corporation amended the provisions pertaining to the minimum and maximum number of directors. On April 10, 1995, October 10, 1995, June 19, 1997 and August 14, 1997, the Corporation made adjustments to its authorized share capital. On May 19, 1998, the Corporation changed its name to Prometic Life Sciences Inc. and simplified its authorized share capital structure such that the Corporation was authorized to issue an unlimited number of subordinate voting shares, 20,000,000 multiple voting shares and an unlimited number of preferred shares, issuable in series. On February 16, 2000, the Corporation created its initial two series of preferred shares. On May 15, 2008, the Corporation amended its share capital by re-designating its subordinate voting shares into common shares and repealing its multiple voting shares. On January 25, 2013, the Corporation removed the authorized Preferred Shares Series A and Preferred Shares Series B from its share capital. On June 1, 2017, the Corporation amended its Articles to provide that the directors of the Corporation may appoint one or more additional directors in accordance with the CBCA prior to the next annual meeting of the shareholders of the Corporation. On November 13, 2018, the Corporation amended its share capital to create Series “A” Preferred Shares.

As at the date of this Annual Information Form, its head and registered office is located at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4, Canada.

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Intercorporate Relationships

The Corporation is structured as a parent company with nine material separate operating entities which all are operated through subsidiaries directly controlled by the Corporation (Prometic Biotherapeutics Inc. (“PBT”), Prometic Bioseparations Ltd. (“PBL”), Prometic Plasma Resources Inc. (“PPR”), Prometic Plasma Resources (USA) Inc. (“PPR USA”), Prometic Biosciences Inc. (“PBI”), Prometic Bioproduction Inc. (“PBP”), NantPro Biosciences, LLC (“NantPro”) and Telesta Therapeutics Inc. (“Telesta”)), and one of which (Prometic Pharma SMT Limited (“PSMT”)) is operated through an entity indirectly held by a subsidiary of the Corporation (i.e. PBI) via a holding company (Prometic Pharma SMT Holdings Limited (“PSMTH”)).

The following chart indicates:

(i)	the name of the corporations and their acronym;

(ii)	jurisdiction of incorporation of the Corporation’s above-mentioned direct and indirect material operating divisions and principal subsidiaries;

(iii)	voting interest (expressed as a percentage) beneficially owned, controlled or directed by the Corporation in each subsidiary.

*	Subsidiary that has assets or revenues representing more than 10% of the consolidated assets or consolidated revenues of the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Prometic’s core business consists of being a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform, the small molecule therapeutics platform, stems from the discovery of the linked role of two receptors involved in the regulation of the healing process and proprietary drug discovery strategies to modulate these to promote tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical

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trials for the treatment of Alström syndrome (AS) in H2, 2019. The second drug discovery and development platform, the plasma-derived therapeutics platform, leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“RyplazimTM”). We also intend to eventually leverage this platform’s higher recovery yield potential to advance other plasma-derived therapeutics. Furthermore, the Corporation is continuing its efforts to secure its plasma supply through the third party supply contracts and expansion of its own collection activities for its plasma processing needs. As part of its legacy non-core business, the Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset some of the costs of its own R&D investments. The Corporation has also taken the strategic initiative to out license and partner rights for RyplazimTM and seek to divest non-core assets as part of its new focused strategy.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

Prometic’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “PLI” and the OTCQX International under the symbol “PFSCF”.

Three-Year History

2019

The Corporation is facing increasingly challenging financial and business conditions, including an inability to raise sufficient equity, equity-linked or debt financing to fully fund execution of its business plan, and delays in the commercialization of its lead drug candidate RyplazimTM, all while undertaking significant research and development expenditures in the pursuit of its drug discovery platforms. Over the last few months, the Corporation has explored numerous alternatives to increase shareholder value, ensure the funding of the Corporation’s drug discovery platforms, service and repay its outstanding credit facilities and decrease its debt to equity leverage levels, which levels have been a major hurdle for the Corporation to secure required financing.

The Corporation originally filed a Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) for its plasminogen replacement therapy (RyplazimTM), which was accepted by the FDA in October 2017. In April 2018, the FDA, via a Complete Response Letter sent to the Corporation, identified the need for the Corporation to make a number of changes in the Chemistry, Manufacturing and Controls (“CMC”) section of its BLA before the FDA could consider granting approval of RyplazimTM. The FDA’s action caused a delay in bringing RyplazimTM to market. Following this setback, the Corporation worked diligently with its external consultants to develop an action plan to address the changes to the CMC section requested by the FDA, with a view to ensure that such changes would be judged satisfactory. This action plan was submitted to the FDA in August 2018. In September 2018, the Corporate had a Type C meeting with the FDA during which the FDA agreed with the Corporation’s proposed action plan for the implementation of additional analytical assays and in-process controls related to the RyplazimTM manufacturing process as confirmed in the FDA’s Minutes which were received by the Corporation in October 2018. Having received positive feedback from the FDA, the Corporation is in the process of finalizing the process performance qualification protocol in anticipation of commencing the manufacturing of additional RyplazimTM conformance lots. Despite the delays explained above, the Corporation remains committed and focused on obtaining the FDA’s approval and bringing RyplazimTM to market, along with its other leading drug candidates.

During the past two years, the Corporation has pursued a series of initiatives to extend its cash runway to better position the Corporation to achieve its objectives. These include the implementation of cost-control measures, such as a significant reduction in the Corporation’s cash use in 2019, attributable to significant growth in its bioseparation

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revenues and a reduction of research and development expenditures by approximately $30 million, as compared to 2018 levels. In November 2018, the Corporation also secured an extension of the maturity dates of all of the Corporation’s outstanding debt with Structured Alpha LP (“SALP”) to September 2024 (the “Term Extension”), a step intended to facilitate equity and equity-linked capital raising initiatives. In addition, on November 28, 2018, the Corporation entered into an at-the-market (“ATM”) equity distribution agreement with Canaccord Genuity Corp (“Canaccord”) acting as agent (the ”Standby Equity Agreement”), enabling the Corporation, subject to the conditions set forth in the Standby Equity Agreement and other restrictions, to issue tranches of Common Shares from treasury, at prevailing prices and in appropriate market conditions with an aggregate gross sales amount of up to approximately $31 million over a sixteen-month period.

Over the course of 2018, the Corporation also pursued non-dilutive funding initiatives, including potential commercial and partnering transactions to strengthen its financial position, as well as equity and equity-related financing initiatives with multiple financial institutions, including United States and Canadian investment banking firms, institutional investors, and public sector pension plans and financial institutions. The Corporation has been unsuccessful in obtaining any capital from these initiatives. Despite these efforts, other than the limited use of the ATM and the exercise of warrants by a significant shareholder in February 2018, the Corporation’s sole source of financing for nearly two years has been from its main secured creditor, SALP, through several debt financings.

On December 19, 2018, the Board of Directors replaced its Chief Executive Officer, Pierre Laurin, and retained Professor Simon Best as interim Chief Executive Officer with a specific mandate to restructure the Corporation’s operations and stabilize its capital structure, including the identification of options available to the Corporation in light of its financial difficulties and the evaluation of various financing alternatives for the Corporation.

In the first few months of 2019, the combination of volatile capital markets, difficult operating conditions, delays in obtaining FDA approval for the RyplazimTM BLA, the size of SALP’s existing debt position and the strength of SALP’s associated security rights made it impossible for the Corporation to raise equity, equity-linked or additional debt financing, despite SALP’s constructive participation in such efforts. The solicitation of numerous financial institutions and discussions with certain of the Corporation’s existing stakeholders with respect to a broad range of potential transactions did not result in the proposal or closing of any viable financing proposal. During such period, the Corporation continued to implement a number of restructuring measures identified in 2018 with the objective of improving future earnings, reducing ongoing operating costs and enhancing the Corporation’s ability to raise financing.

In February 2019, the Corporation engaged Lazard Frères & Co LLC (“Lazard”), a global financial advisory and asset management firm, to review and execute two key strategic transactions for the Corporation, one of which aimed to raise non-dilutive capital from a licensing partnership for one of the Corporation’s late-stage assets and the other consisting of the trade-sale of some of the Corporation’s non-core operations. While Lazard has made promising initial progress in building competitive processes for these, no transaction is expected to close before the end of the second quarter of 2019.

In February 2019, the Corporation secured an additional USD $10 million from SALP under the existing loan agreement originally entered into with SALP in November 2017; and in March 2019 the Corporation secured a further USD $5 million from SALP under this same loan facility.

Despite having pursued numerous financing alternatives unsuccessfully, the Corporation continues to explore initiatives to address its near- and long-term funding requirements. The Corporation believes that any such initiative must include a refinancing, restructuring or recapitalization of the Corporation’s indebtedness to SALP and a significant market-based equity financing to bridge the Corporation to value creation catalysts – primarily, partnerships and monetization of non-core assets and the potential Rare Disease Pediatric Priority Review Voucher for Ryplazim™.

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The following items have been designated as the Corporation’s highest near-term priorities for 2019:

•	The restructuring of the Corporation’s finances and raising capital.

•	The earliest possible submission of responses to address FDA questions about the RyplazimTM BLA.

•	The filing and approval of an Investigational New Drug application (“IND”) to enable the commencement of the pivotal phase 3 clinical trial of PBI-4050 in Alström Syndrome.

•	The signing of out-licensing and partnering agreements for late stage assets and/or the monetization of non-core assets.

2018

Corporate

April. Prometic announced that Mr. Bruce Wendel was joining the Executive team as Chief Business Development Officer (CBDO). Mr. Wendel had been serving on the Board of Directors of Prometic Life Sciences Inc. since 2008.

May. Prometic reported the highlights from its 2018 annual and special meeting of shareholders and Board of Directors election results. The following Directors were elected to hold offices until the next annual meeting of shareholders or until their successors are elected or appointed: Prof. Simon Best, Mr. Stefan Clulow, Mr. Ken Galbraith, Mr. David John Jeans, Mr. Charles Kenworthy, Mr. Pierre Laurin, Ms. Louise Ménard, Mr. Paul Mesburis, Ms. Kory Sorenson and Mr. Bruce Wendel.

October. Prometic signed a binding letter of intent with SALP, to extend the maturity dates of its USD $80 million (CAD $100 million) line of credit and Original Issue Discount Notes.

November. Prometic closed the transaction disclosed in October 2018 with SALP extending the maturity dates of its USD $80 million (CAD $100 million) line of credit and Original Issue Discount Notes to September 2024. As part of the consideration for the extension of the maturity dates for the Debt, Prometic cancelled 100,117,594 existing warrants and granted 128,056,881 warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00.

November. Prometic entered into a Standby Equity Agreement with Canaccord acting as agent. The ATM program allows the Corporation, at its sole discretion, subject to the conditions set forth in the Standby Equity Agreement, to issue small tranches of Common Shares from treasury, at prevailing prices and in appropriate market conditions for a sixteen-month period.

December. The Board of Directors announced that it had named Prof. Simon Best as Interim Chief Executive Officer. Prof. Best had been the Chairman of the Prometic Board of Directors since May 2014 and has over 30 years of global life sciences expertise with a focus on business development, strategic planning and product commercialization. Prof. Best succeeded Mr. Pierre Laurin who stepped down from his management and board responsibilities.

Plasma-Derived Therapeutics

February. Prometic announced that an orphan drug designation status was granted to its Inter-Alpha-Inhibitor-Proteins (IaIp) for the treatment of necrotizing enterocolitis (“NEC”) by the US Food and Drug Administration (FDA).

February. Prometic provided an update regarding its clinical development programs and confirmation of its priorities regarding its lead drug candidates.

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March. The FDA granted to Prometic a Rare Pediatric Disease Designation to its IaIp for the treatment of NEC. See update in section entitled “Update on other plasma-derived drug candidate – Inter Alpha-One Inhibitor proteins (IAIP)” on page 28.

Also in March. Prometic provided an update on the status of the U.S. Food and Drug Administration review of its Biologics License Application (“BLA”) for Ryplazim™. See section entitled “Lead Drug Product Candidate—Plasminogen” for additional information.

April. Prometic announced positive clinical data from its pivotal Intravenous Immunoglobulin (IVIG) phase 3 clinical trial, meeting its clinical primary and secondary endpoints in adult patients suffering from primary immunodeficiencies (PID). The clinical data presented at the Clinical immunology Society Annual Meeting in Toronto on April 27-28, 2018 on Prometic’s IVIG demonstrated comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. Completion of a robust Chemistry, Manufacturing and Controls (CMC) package for IVIG prior to filing a BLA still requires substantial work, time and investment.

October. Prometic announced that it completed a Type C meeting relating to its planned steps for filing the amended BLA for RyplazimTM for which the FDA agreed with the Corporation’s proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM manufacturing process. As a result of the feedback received during the Type C meeting, Prometic was able to finalize the process performance qualification (PPQ) protocol in anticipation of commencing the manufacturing of additional RyplazimTM conformance lots. See section entitled “Lead Drug Product Candidate—Plasminogen” for additional information.

Small Molecule Therapeutics

January. Prometic announced the outcome of a successful clinical trial protocol development Type C meeting with the FDA for its orally active anti-fibrotic lead drug candidate, PBI-4050. The purpose of the meeting was to reach agreement on the design of the phase 3 pivotal clinical trial for PBI-4050 in patients with idiopathic pulmonary fibrosis (IPF). However, whilst several major pharmaceutical companies have confirmed their potential interest in partnering PBI-4050 for this indication during the past year, their recent feedback is that would not be prepared to take on the risks and costs of such a phase 3 clinical without the prior completion by the Corporation of a randomized, placebo-controlled, phase 2b trial sufficiently powered to confirm PBI-4050’s relative efficacy vs. standard-of-care and the optimal PBI-4050 dose to maximize said efficacy. Despite the additional time and investment required, Prometic continues to believe that PBI-4050 is still well-placed to achieve regulatory approval in due course as a new treatment for IPF with distinct clinical benefits. Prometic is therefore also reviewing its options for a randomized, placebo-controlled, phase 2b study of PBI-4050 in IPF as a further use-of-proceeds for the new equity funds it is seeking to raise.

February. Prometic announced the publication in the American Journal of Pathology, the official journal of the American Society of Investigational Pathology, of the novel antifibrotic mechanism of action of its small molecule lead drug candidate, PBI-4050. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” documents the discovery of an antifibrotic pathway involving these two receptors.

March. Prometic announced new clinical data from its ongoing phase 2 open label clinical trial being conducted in the United Kingdom investigating PBI-4050 for the treatment of patients with AS. The clinical study, which had enrolled 12 patients, reported that clinical activity and tolerability of PBI-4050 was sustained with prolonged treatment. The average treatment duration of PBI-4050 for the 12 patients reached 52 weeks and further clinical activity in the heart and liver was observed with longer treatment exposure.

April. Prometic announced positive clinical activity observed in Alström syndrome (AS) patients treated with PBI-4050 in the ongoing phase 2 open label clinical trial being conducted in the UK. The new clinical data were presented at The International Liver Congress™ 2018, the annual meeting of the European Association for the Study of the Liver (EASL) in Paris.

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May. Prometic announced an oral presentation of new clinical data assessing the effect of its lead small molecule candidate, PBI-4050, on blood biomarkers for the treatment of idiopathic pulmonary fibrosis (IPF) at the American Thoracic Society (ATS) 2018 International Conference.

June. Prometic announced the presentation of four posters at the American Diabetes Association’s 78th Scientific Sessions taking place in Orlando, Florida, June 22 – 26, 2018. The posters and data presented at the conference suggested that PBI-4547 offers the potential to successfully address significant unmet medical needs in liver fibrosis, nonalcoholic steatohepatitis (NASH), nonalcoholic fatty liver disease (NAFLD), obesity and diabetes.

August. The FDA granted to Prometic a Rare Pediatric Disease Designation to its small molecule drug candidate, PBI-4050, for the treatment of Alström syndrome (AS). In addition to the Rare Pediatric Disease Designation, PBI-4050 was previously granted Orphan Drug Designation by the FDA and the EMA for the treatments of AS and idiopathic pulmonary fibrosis (IPF) as well as PIM (Promising Innovative Medicine) designation by the UK Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of IPF and AS.

August. Prometic announced the publication of a paper further elucidating the mechanism of action of its lead drug candidate, PBI-4050, on liver fibrosis in the Journal of Pharmacology and Experimental Therapeutics. The paper entitled “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-mTOR pathway” details the antifibrotic signalling pathway modulated by PBI-4050.

September. Prometic hosted a Key Opinion Leader meeting on PBI-4050, an investigational drug being investigated for the treatment for Alström Syndrome (AS) and a promising therapeutic candidate for the treatment of non-alcoholic steatohepatitis (NASH) in New York City.

December. Prometic confirmed its decision to formally pursue AS as a clinical indication for PBI-4050 following positive feedback from recent meetings with regulatory authorities. These meetings provided Prometic with clinical and regulatory guidance, enabling the finalization of the design of a pivotal placebo-controlled phase 3 clinical trial, including agreement on multiple endpoints including liver and cardiac fibrosis, which trial Prometic expects to commence in H2, 2019.

2017

Corporate

February. California Capital Equity, LLC, exercised 44,791,488 share purchase warrants at a price of $0.47 per share for total proceeds of $21,051,999 to the Corporation.

March. Prometic entered into a binding agreement to secure a follow-on investment from SALP, consisting of a $25 million loan.

April. Prometic closed the follow-on investment with SALP, consisting of a $25 million loan (the “Loan”). The Loan was secured by Prometic’s assets, excluding its patent portfolio. The redemption value of the Loan implied a compounded annual interest rate of approximately 8.5%. No interest or principal needs to be repaid before July 31, 2022. As part of this transaction, Prometic granted SALP a warrant to purchase 10,600,407 Common Shares at an exercise price of $3.70 per Common Share with a term expiring in October 2023. No material additional security or covenants have been granted to SALP, over those already in place by the current original issue discount notes.

May. Prometic reported the highlights from its 2017 annual and special meeting of shareholders and Board of Directors election results. The following Directors were elected to hold offices until the next annual meeting of shareholders or until their successors are elected or appointed: Prof. Simon Best, Mr. Andrew Bishop, Mr. Stefan Clulow, Mr. Ken Galbraith, Mr. David John Jeans, Mr. Charles Kenworthy, Mr. Pierre Laurin, Ms. Louise Ménard, Mr. Paul Mesburis, Dr. John Moran, Ms. Nancy Orr, Mr. Bruce Wendel.

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June. Prometic entered into an agreement with Cantor Fitzgerald Canada Corporation as a lead underwriter and sole bookrunner, on its own behalf and on behalf of a syndicate of underwriters (collectively, the “Underwriters”) under which the Underwriters agreed to buy on a bought deal basis, 31,250,000 Common Shares at a price of $1.70 per Common Share for gross proceeds of $53,125,000 (the “Offering”). Prometic also granted the Underwriters an option to purchase an additional 4,687,500 Common Shares at the same offering price for a period of 30 days following the closing of the Offering (the “Over-Allotment Option”). In consideration for the services to be rendered by the Underwriters under the Offering, the Underwriters received a cash commission equal to 6% of the gross proceeds raised under the Offering.

July. Prometic closed the above-mentionned $53,125,000 million bought deal equity offering of Common Shares through the syndicate of underwriters led by Cantor Fitzgerald Canada Corporation as the lead underwriter and sole bookrunner, and including RBC Dominion Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Desjardins Securities Inc. and Echelon Wealth Partners Inc. Prometic issued 31,250,000 Common Shares at a price of $1.70 per Common Shares for gross proceeds of $53,125,000. In addition, Prometic completed a concurrent, non-brokered private placement of 5,045,369 Common Shares at a price of $1.70 per Common Shares (the “Private Placement”) with SALP following the exercise by SALP of its pre-emptive right to participate in any future public offering of Prometic’s Common Shares. The $8.6 million in proceeds from the Private Placement were used to offset and reduce the total amount owed by Prometic to SALP pursuant to the previously mentioned Loan entered into in April, 2017.

October. Prometic entered into a binding letter of intent to secure a USD $80 million (CAD $100 million) line of credit (the “Credit Facility”) from SALP.

December. Prometic closed the previously mentioned USD $80 million (CAD $100 million) Credit Facility with SALP. As partial consideration for establishing the Credit Facility, Prometic granted SALP an initial 10 million warrants with an exercise price of CAD $1.70 per Common Shares with a term expiring June 30, 2026, alongside an additional 44 million warrants at the same exercise price and term, which will vest in tranches each time Prometic draws an additional amount of USD $10 million (CAD $12.5 million) under the Credit Facility. Drawing on the first 4 tranches of USD $10 million (CAD $12.5 million) would each cause 5 million warrants to vest, whereas drawing on the second set of 4 tranches of USD $10 million (CDN $12.5 million) would each cause 6 million warrants to vest. All amounts drawn from the Credit Facility will bear interest of 8.5% per annum and the principal was originally repayable on November 30, 2019. See update in section “Three-Year History, 2018” on page 8.

Plasma-Derived Therapeutics

January. Prometic announced that it had amended its licensing agreement originally entered into with Hematech BioTherapeutics Inc., (“Hematech”) in May 2012 (the “License Agreement”). Prometic reacquired the rights initially granted to Hematech in the License Agreement, to a 50% share of the potential worldwide profits related to sales of its plasminogen for treatment of plasminogen congenital deficiency (the “Rights”), if approved for commercial sale.

April. Prometic completed the filing of its plasminogen Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) for the treatment of patients with congenital plasminogen deficiency. Prometic’s plasminogen had earlier been granted Orphan Drug and Fast Track Designations by the FDA for said indication.

May. Prometic presented new data at the 2017 American Thoracic Society (ATS) International Conference in Washington, D.C. The data presented included results from a phase 2 clinical trial evaluating PBI-4050 in patients with IPF, and the benefits of plasminogen administration in reducing lung injury in a gold standard animal model of ALI/ARDS associated with acute pancreatitis. Prometic also presented new data showing the benefits of plasminogen administration in reducing lung injury in an animal model of ALI/ARDS associated with acute pancreatitis. Acute lung injury (ALI) and acute respiratory distress syndrome (ARDS) are life-threatening conditions resulting in respiratory failure in the critically ill patient.

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July. Prometic announced new long-term clinical data from its pivotal phase 2/3 trial of Ryplazim™ in patients with congenital plasminogen deficiency. The data demonstrated that in 10 patients treated with RyplazimTM for a total of 48 weeks, there was no observed recurrence of lesions and no tolerability issues observed related to this longer-term dosing. Prometic had previously reported clinical data from this pivotal phase 2/3 trial, in which Prometic observed that RyplazimTM treatment consistently replaced and maintained the plasminogen concentration in plasma at an adequate level and that all lesions resolved in all 10 patients treated for 12 weeks. We believe this data fulfilled the clinical information required for the BLA filing with the FDA for the Accelerated Regulatory Pathway Approval. Under the same pivotal phase 2/3 protocol, these 10 patients had been treated for an additional 36 weeks, for a total drug exposure period of 48 weeks.

August. The FDA granted a Rare Pediatric Disease Designation to Prometic’s RyplazimTM for the treatment of patients with congenital plasminogen deficiency, or hypoplasminogenemia. The FDA grants Rare Pediatric Disease Designation for serious or life-threatening diseases in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents.

October. The FDA accepted the filing of Prometic’s BLA for its RyplazimTM replacement therapy and granted a priority review status and set a Prescription Drug User Fee Act (PDUFA) action date for April 14, 2018. See update on the status of the FDA’s review of its BLA for Ryplazim™ and PDUFA action date (Section “Update on RyplazimTM BLA” of this AIF on page 25).

October. Health Canada granted priority review status for the New Drug Submission (“NDS”) Prometic plans to file for its RyplazimTM replacement therapy for the treatment of patients with plasminogen deficiency. Priority review status is granted by Health Canada to a NDS for serious, life-threatening or severely debilitating diseases or conditions for which there is substantial evidence of clinical effectiveness that the drug provides. Prometic intends to file an NDS for RyplazimTM for congenital deficiency as soon as possible following receipt of its BLA for RyplazimTM.

Also in October. Prometic received from the Swedish Medical Products Agency (MPA) a clinical trial application (“CTA”) approval to commence a phase 2 clinical trial of its plasminogen for the treatment of patients suffering from diabetic foot ulcers (DFUs). The phase 2 clinical trial is a prospective, dose escalation study of the safety, feasibility and initial efficacy of subcutaneous plasminogen for the treatment of DFUs in 20 adult subjects. As part of its overall strategy to streamline its focus on all research and development activities and reduce costs, Prometic has decided to suspend DFU clinical trial.

November. Prometic reported that it had received from the Swedish MPA a CTA approval to commence a clinical trial of its plasminogen for the treatment of patients suffering from chronic tympanic membrane perforations (TMPs). The clinical trial is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic TMPs.

Also in November. Prometic announced interim six-month clinical data from its ongoing pivotal Intravenous Immunoglobulin (“IVIG”) phase 3 clinical trial in patients suffering from primary immunodeficiencies disease (PIDD) following review of the data by the Data Safety Monitoring Board (DSMB), which recommended that the study proceed. We believe this data would eventually meet Health Canada’s requirements for a New Drug Submission (NDS) filing with at least 20 evaluable PIDD patients treated with Prometic’s IVIG for a minimum six-month period together with comparison data from a similar six-month period during which patients received comparable commercially approved IVIG products.

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December. Orphan drug designation status was granted to Prometic’s Ryplazim™ for the treatment of Idiopathic Pulmonary Fibrosis (“IPF”) by the FDA. In an animal model that emulates pulmonary fibrosis in humans, Prometic’s Ryplazim™ performed favorably compared to recently- approved IPF drugs to treat this condition. We observed that Ryplazim™ significantly reduced tissue scarring in the lungs, indicating the potential for providing clinically significant improvement and stabilization in lung function.

Small Molecule Therapeutics

January. Prometic announced that its orally active lead drug candidate, PBI-4050, was granted an orphan drug designation status for the treatment of Alström Syndrome (“AS”) by the European Commission.

Also in January. Prometic announced that PBI-4050 has been issued a Promising Innovative Medicine (“PIM”) designation by the UK Medicines and Healthcare Products Regulatory Agency (“MHRA”) for the treatment of AS.

February. Prometic announced results from its completed open label phase 2 clinical trial of PBI-4050 in patients suffering from IPF. In addition to assessing the safety and tolerability of PBI-4050, an objective of this study was to seek early evidence of a clinical benefit with PBI-4050 treatment, whether administered alone or in addition to either of the drugs approved for the treatment of IPF, nintedanib or pirfenidone. These results were consistent with the preliminary results previously announced by Prometic on November 17, 2016, following the first 30 patients’ completion of 12 weeks of treatment. A total of 40 patients were enrolled in the study conducted in 6 sites across Canada and all had completed the 12 weeks of treatment; 9 patients received PBI-4050 alone, 16 received PBI-4050 & nintedanib and 15 received PBI-4050 & pirfenidone. The baseline characteristics of the patients enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely the ASCEND and INPULSIS studies.

March. Prometic entered into a binding Memorandum of Terms with Shenzhen Royal Asset Management Co., Ltd. (“SRAM”) to establish a joint venture for the development, manufacture and commercialization of PBI-4050, PBI-4547 and PBI-4425 in the People’s Republic of China (excluding Hong Kong, Taiwan and Macau).

Also in March. An orphan drug designation status had been granted, by the FDA, for Prometic’s orally active, anti-fibrotic, lead drug candidate, PBI-4050, for the treatment of Alström Syndrome.

April. Prometic received no objection from the FDA on the design of the first of its PBI-4050’s planned phase 3 clinical trials for IPF based on the clinical efficacy data generated in the previously mentionned 40 patient phase 2 open label study. In this phase 2 study, PBI-4050 was administered to patients for 12 weeks to patients who were receiving pirfenidone, nintedanib, or neither agent. PBI-4050’s observed plasma concentration was sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination, suggesting a drug-drug interaction.

April. Prometic presented new results at the International Liver Congress (ILC) 2017 of the European Association for the Study of the Liver (EASL) in Amsterdam on the effects of PBI-4050 on associated with non-alcoholic steatohepatitis (NASH) in a mouse model of obesity and metabolic syndrome. This study enabled Prometic to further characterize the effects of PBI-4050 on metabolic regulation and white adipose tissue and liver fibrosis induced in a high fat diet model. As such, we observed that PBI-4050 was associated with reduced liver damage and fibrosis, improved insulin resistance (HOMA-IR) and the pancreatic b-cells function (HOMA-b). Furthermore, the study data showed that pro-fibrotic and fibrotic gene expression in liver and in white adipose tissue was reduced with PBI-4050 treatment.

June. Prometic presented new data at the 2017 American Diabetes Association (ADA)’s 77th Scientific Sessions in San Diego. The data presented included preliminary results from a phase 2 clinical trial evaluating PBI-4050 in 24 patients with metabolic syndrome and type 2 diabetes (MST2D), as well as from preclinical studies in which we observed early evidence of protective effect of PBI-4050 on the kidney, pancreas and liver in diabetic animals. New

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data observed from this completed phase 2 trial, discussed in an oral presentation, indicate clinical activity that, after 12 weeks of treatment with PBI-4050, a statistically significant reduction of microparticles shedding from the kidney in the patients’ urine was observed. Furthermore, a statistically significant reduction in key renal biomarkers was also observed in the same patients.

August. Prometic executed definitive agreements with Jiangsu Rongyu Pharmaceuticals Co, LTD and Nanjing Rongyu Biothech Co., LTD, affiliates of Shenzhen Royal Asset Management Co., LTD (collectively, “SRAM”). Under the terms of the agreements, Prometic undertook to license the development, manufacturing and commercialization rights for PBI-4050, PBI-4547 and PBI-4425 (the “Products”) for the Chinese market to a new subsidiary to be incorporated, Prometic ChinaCo (name subject to the approval of the relevant authorities). Prometic also licensed the development and commercialization rights for the Products for the Chinese market for specific fibrosis indications to a SRAM affiliate.

September. Prometic announced that longer-term data from its on-going phase 2 open label clinical trial of PBI-4050 in subjects suffering from AS in the UK support that the clinical activity previously observed were sustained during prolonged treatment. The clinical study had then enrolled 12 subjects. Given the evidence of clinical activity and continuing tolerability, the Data Safety Monitoring Board (DSMB) and Medicines and Healthcare products Regulatory Agency (MHRA) allowed for 2 successive extensions of the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (total of 72 weeks). This last extension was to ensure that subjects could remain on treatment while the regulatory authorities were reviewing a rollover protocol which, if approved, would allow subjects to remain on treatment for an additional period of up to 96 weeks, or until regulatory approval is obtained in the UK.

Also in September. Prometic announced that its oral anti-fibrotic lead drug candidate, PBI-4050, had received FDA Investigational New Drug (IND) approval to commence its pivotal phase 3 clinical trial in patients suffering from IPF.

October. The FDA had granted Fast Track designation to Prometic’s PBI-4050, a clinical candidate in development for idiopathic pulmonary fibrosis (IPF).

December. Prometic announced that its orally-active drug candidate, PBI-4050, had been issued a Promising Innovative Medicine (PIM) designation by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) as add-on treatment to nintedanib in patients with IPF.

Bioseparations

April. Prometic received a $9.5 million purchase order for the supply of affinity resin to an existing client, a global leader in the biopharmaceutical industry. This purchase order was part of an ongoing license and long-term supply agreement with the client.

2016

Corporate

February. The Corporation secured a follow-on investment from SALP consisting of a $30 million original issue discount loan (the “New OID Loan”).

The New OID Loan was in addition to each of the two existing original issue discount loans with SALP in the respective amounts of $10 million and $20 million (the “Existing OID Loans”). The New OID Loan is secured by all of Prometic’s (and some of its subsidiaries’) assets, excluding its patent portfolio. The face value of the New OID Loan implies a compounded annual interest rate of 8%. No interest or principal is required to be repaid prior to July 31, 2022. As partial consideration for the New OID Loan, Prometic granted SALP 11,793,380 warrants to purchase Common Shares at an exercise price of $4.70 per Common Share with a term expiring on July 31, 2022. No material additional security or covenants have been granted to SALP over those already in place in connection with the Existing OID Loans.

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Also in February. Prometic closed its bought deal public offering of Common Shares (the “Offering”) through a syndicate of underwriters led by RBC Capital Markets and Canaccord, and which included Scotiabank, CIBC Capital Markets, National Bank Financial Inc., Paradigm Capital Inc. and Beacon Securities Limited (collectively, the “Underwriters”). Prometic issued 19,400,000 Common Shares in connection with the Offering at a price of $3.10 per Common Shares for aggregate gross proceeds of $60,140,000. In consideration for the services rendered by the Underwriters under the Offering, the Underwriters received a cash commission representing 5% of the gross proceeds of the Offering.

October. Prometic announced that it closed the acquisition of all the issued and outstanding common shares of Telesta by way of a plan of arrangement under the CBCA (the “Acquisition”) for a consideration of $0.14 per Telesta common share payable in Common Shares. The number of Common Shares issued by Prometic was based on the volume-weighted average closing price (“VWAP”) of Prometic’s Common Shares for the five trading days prior to the closing date of the Acquisition. At the end of trading on the TSX on Friday, October 28, 2016, the 5-day VWAP of Prometic’s Common Shares was $2.98. Accordingly, each Telesta common share was acquired for 0.04698 Common Share.

Plasma-Derived Therapeutics

June. Prometic reported that the FDA had granted a Fast Track designation to Prometic for its plasminogen drug candidate, then in a phase 2/3 clinical trial in patients suffering from congenital plasminogen deficiency.

August. Prometic announced that it had completed the enrolment of the adult patient population (50 adult patients) in its pivotal IVIG phase 3 clinical trial for the treatment of primary immunodeficiency diseases (“PIDD”). The ongoing pivotal phase 3 clinical trial is an open label, single arm, two-cohort multicenter study investigating the safety, tolerability, efficacy and pharmacokinetics of Prometic’s plasma derived IVIG in a total of 75 patients suffering from PIDD, including 50 adults (cohort 1) and 25 children (cohort 2).

Prometic announced that it had completed enrolment of the congenital plasminogen deficient patients in its pivotal phase 2/3 clinical trial required for the accelerated regulatory approval pathway with the FDA.

September. Prometic announced that it would be pursuing tympanic membrane perforations (“TMP”), as one of its new plasma-derived plasminogen related targeted clinical indications.

October. Prometic announced that its pivotal phase 2/3 clinical trial in patients with plasminogen deficiency had met its primary and secondary endpoints with the intravenous plasminogen treatment. In addition to being safe, well tolerated and without any drug related serious adverse events, clinical data showed that Prometic’s plasminogen treatment achieved a 100% success rate of its primary end point, namely, a targeted increase in the blood plasma concentration level of plasminogen as a surrogate target. Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within weeks of treatment, a 100% response rate for this secondary end point.

November. During an Analyst Day in New York, Prometic disclosed its intent to focus on expanding the clinical uses of plasminogen as a priority over the coming years. In addition to the treatment of wounds such as diabetic foot ulcers and tympanic repair, acquired plasminogen deficiency in critical care such as severe burns was provided as an example. The expansion of plasminogen development program enables the Corporation to target multiple clinical indications with unmet medical needs with the same proprietary active pharmaceutical ingredient (“API”) via different formulations and presentations. Combined with potential market exclusivity and significant growth opportunity, plasminogen is prioritized over advancing certain previously disclosed follow-ons therapeutics with competitive landscapes such as C1-INH.

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December. Prometic announced that it had initiated the rolling submission of its BLA for plasminogen with the FDA for treatment of patients with plasminogen congenital deficiency.

Small Molecule Therapeutics

March. Prometic announced that the preliminary analysis of new pro-inflammatory biomarkers in blood and urine samples from the patients in the on-going, open label, phase 2, metabolic syndrome and type 2 diabetes clinical trial provided additional evidence of PBI-4050’s pharmacological and clinical activity in humans. In December 2015, the Corporation reported the statistically and clinically significant decrease in glycated hemoglobin concentration (“HbA1c”) observed in the first 11 patients enrolled who had completed the 12-week study. Overall the patients experienced improved blood glucose control as measured by HbA1c (average decrease of -0.6% p=0.03), with 10 of the 11 experiencing a decrease in HbA1c incremental to that achieved by standard-of-care drug regimes.

April. Prometic presented new data at the 2016 European Association for the Study of the Liver (EASL)’s 51st Annual Meeting – The International Liver Congress (ILC) in Spain. The new data confirmed that PBI-4050’s anti-fibrotic effect demonstrated in the livers of different animal models has been successfully reproduced in human hepatic stellate cells (HHSC) during in vitro preclinical experiments designed to simulate fibrogenesis in the liver. PBI-4050 was found to down-regulate key pro-fibrotic biomarkers considered to be driving the fibrotic process in NASH.

May. Prometic reported that it had been authorized to commence the clinical trial of its orally active anti-fibrotic lead drug candidate, PBI-4050, in patients suffering from cystic fibrosis (“CF”), following the CTA clearance by Health Canada. The objectives of this 24 week randomized, double-blind, and placebo-controlled phase 2 study include the evaluation of the effects of PBI-4050 on the pancreatic and lung functions in 90 CF patients. The Corporation reported in February, 2018 that it had terminated its PBI-4050 CF clinical trial as part of its realignment of clinical development activities.

October. Prometic announced that the Drug Safety Monitoring Board (DSMB) recommended that patient enrolment should continue in the Corporation’s ongoing AS phase 2 clinical trial. This recommendation followed the DSMB’s review of the safety data accumulated in the first eight AS patients that had received treatment with PBI-4050. The DSMB determined that no safety or tolerability issues had been observed in these patients. The first five patients (100%) who completed 12 weeks of treatment with PBI-4050 had a reduction of liver fibrosis, as measured by transient elastography (FibroScan®).

Prometic announced that its phase 2 clinical trial of PBI-4050 in patients with metabolic syndrome and type 2 diabetes had been completed and had met its primary and secondary endpoints. In addition to safety and tolerability, the study was designed to evaluate the effect of PBI-4050 on metabolic syndrome parameters as well as on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In this open label phase 2 clinical trial, PBI-4050 (800 mg) was administered once daily to 24 patients for a period of 12 weeks. For instance, the 15 patients with a screening HbA1c ≥ 7.5 experienced a mean decrease of – 0.75% (p = 0.0004) while the 9 patients with a screening HbA1c ≥ 8.0% experienced a mean decrease of – 0.9% (p = 0.007). The 10 patients who participated in the study’s 12-week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 12: this reduction was maintained at week 24. PBI-4050 had been well tolerated with no serious drug related adverse events.

November. Prometic reported that it had received clearance by Health Canada to commence a placebo-controlled phase 2 clinical trial of PBI-4050, the company’s orally active, lead small molecule anti-fibrosis drug candidate, in patients with metabolic syndrome and type 2 diabetes.

Prometic announced positive interim results from its open label phase 2 clinical trial of PBI-4050 in patients suffering from IPF. In addition to demonstrating that PBI-4050 is safe and well tolerated in patients suffering from IPF, the objective of this study was to provide early evidence of clinical benefits of PBI-4050 treatment whether used alone

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or in addition to either nintedanib or pirfenidone. Forty patients were enrolled in the study in 6 sites across Canada. At that time, the Corporation was reporting on the first 30 patients that had completed their 12 weeks of treatment. In February 2017, Prometic announced positive results from its completed open label phase 2 clinical trial in subjects suffering from IPF. In addition to demonstrating that PBI-4050 is safe and very well tolerated, an objective of this study was to seek early evidence of a clinical benefit with PBI-4050 treatment, whether administered alone or in addition to either of the drugs approved for the treatment of IPF, nintedanib or pirfenidone. These results confirm the preliminary results previously announced by Prometic on November 17, 2016, following the first 30 subjects’ completion of 12 weeks of treatment.

Prometic presented new data at the American Society of Nephrology’s (ASN) Annual Meeting currently underway in Chicago, with respect to Prometic’s anti-fibrotic and orally active lead drug candidate, PBI-4050.

DESCRIPTION OF THE BUSINESS

General

Prometic’s operations are divided into three distinct business operating segments: the small-molecule therapeutics segment (the “Small-Molecule Therapeutics Segment”), the plasma-derived therapeutics segment (the “Plasma-Derived Therapeutics Segment”) and the bioseparation technologies segment (the “Bioseparations Segment”).

Small Molecules Therapeutics Segment

The Small Molecule Therapeutics Segment is comprised of two operating subsidiaries. The principal subsidiaries, which operated this segment for the financial year ended December 31, 2018 (the “2018 Financial Year”) are:

•	Prometic Pharma SMT Limited (PSMT), based in Cambridge, UK, which operates the Small Molecule Therapeutics Segment for the world (except Canada); and

•	Prometic Biosciences Inc. (PBI), based in Laval, Quebec, Canada, which operates the Small Molecule Therapeutics Segment for Canada and performs research and development activities on behalf of PSMT

Our Strategy

The business model for the Small Molecules Therapeutics Segment is for Prometic to develop promising drug candidates such as PBI-4050 and to pursue commercialization activities for rare, niche and/or orphan indications for the global markets, including partnering or out-licensing rights to commercialize same. The Corporation plans to also enter into partnerships for other larger medical indications and/or geographical regions requiring a substantial local commercial reach and resources.

It is generally not Prometic’s intention to independently undertake late-stage clinical trials (phase 3) in large indications, such as Idiopathic Pulmonary Fibrosis (IPF), Chronic Kidney Disease (CKD) or non-alcoholic steatohepatitis (NASH) without the support of a strategic venture or big pharma partner.

The Corporation intends to:

•

Develop, obtain regulatory approval and, if approved, commercialize, directly or in partnership, PBI-4050 for the treatment of AS, and if approved, potentially receive and monetize a priority review voucher (PRV).

•

Develop, obtain regulatory approval and, if approved, commercialize PBI-4050 and/or other proprietary compounds such as PBI-4547 to treat other large unmet fibrotic diseases such as IPF, cardiac pulmonary or kidney fibrosis, NASH or other types of liver fibrosis.

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Pipeline Overview

Fibrosis and Mechanism of Action

The small molecule therapeutics segment has a pipeline of product candidates which leverage the discovery of the linked role of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to repair damaged tissues. However, if an injury is chronic or recurrent in nature, healthy tissue regeneration may be replaced by aberrant fibrotic processes or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is a common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and loss of organ function; in many cases persistent inflammation leads to the aberrant fibrotic response. The production of various profibrotic cytokines and growth factors by inflammatory cells such as macrophages results in the recruitment and activation of ECM-producing myofibroblasts. There is currently a major unmet need for therapies that are able to effectively target the pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is central to loss of organ function include, AS, NASH, IPF and chronic kidney Disease.

Prometic has demonstrated that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A number of manuscripts have been submitted for publication now that the Corporation has filed a sufficiently broad range of patents to fully protect its portfolio of drug candidates that modulate these two receptors. The first manuscript entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” was published on February 16, 2018 in the American Journal of Pathology. Other peer-reviewed articles recently published include manuscripts entitled “Fatty acid receptor modulator PBI-4050 inhibits kidney fibrosis and improves glycemic control” published in the Journal of Clinical Investigation on May 17, 2018 and “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-Mtor pathway” published in October 2018 in the Journal of Pharmacology and Experimental Therapeutics.

The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models performed by the Corporation and by other institutions using PBI-4050 in their own animal models, including Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also successfully completed three separate phase 2 clinical trials supporting the translation of such results into biologic activity in humans and helping pave the way for the upcoming initiation of a pivotal phase 3 clinical program. While the small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on the lead candidate PBI-4050, which has demonstrated favorable safety and tolerability profiles in hundreds of human subjects.

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PBI-4050, Prometic’s Lead Compound and Clinical Programs

PBI-4050 is currently the lead clinical compound targeting indications including AS. PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of AS as well as for the treatment of IPF. PBI-4050 has also been granted the PIM (Promising Innovative Medicine) designation by the UK Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of AS and IPF.

Summary Results of PBI-4050 Results in Three (3) Completed Phase 2 Clinical Studies

Open Label Phase 2 Study of PBI-4050 in patients with Type 2 Diabetes with Metabolic Syndrome (the “T2DMS Study”)

Some preclinical models used to demonstrate the pharmacological activity of PBI-4050 involve animals who have diabetes, obesity and hypertension, all of which lead to an accelerated rate of fibrosis in the liver, kidney and pancreas and premature deaths. Mouse models studies such as the db/db eNOS-/- mouse model performed at the Vanderbilt University and db/db uni-nephrectomized mouse model performed at Prometic helped support the combined effect of PBI-4050 in reducing fibrosis and macrophages infiltration in fat tissue, in the pancreas, the kidney and in the liver and not only improved the status of these organs and the survival of the animals compared to control, but also significantly improved blood glucose. Given that the demonstration of fibrosis reduction in humans requires trials with long term exposure, the Corporation initiated a first phase 2 trial in patients who present symptoms like the ones described in the db/db eNOS-/- mouse model: Type 2 diabetes with metabolic syndrome (T2DMS). While this is not a medical indication the Corporation necessarily seeks to ultimately target commercially, the purpose of this T2DMS Study was to quickly ascertain whether the pharmacological activity observed in preclinical animal models translated to humans. Particular attention was placed on the blood sugar levels given that this effect should be measurable in a manner of 8 to 12 weeks.

Metabolic syndrome is a major risk factor for cardiovascular disease and for type 2 diabetes and consists of the constellation of central (truncal) obesity, high blood triglycerides, low HDL (“good”) cholesterol, elevated blood pressure, and elevated blood glucose. Obesity is believed to cause a chronic inflammatory state, which leads to insulin resistance and so may in turn result in cardiovascular disease and/or type 2 diabetes. Given the global epidemic of obesity, both in the developed and developing world, metabolic syndrome and its consequences present a serious public health problem. The International Diabetes Federation estimates that in 2015, there were 415 million adult diabetics worldwide, and expects that number to increase to 629 million by the year 20451. The Centers for Disease Control estimates that 1 out of 3 children born in the USA during the year 2000 will develop diabetes during their lifetime2.

The T2DMS Study met its primary and secondary endpoints. In addition to safety and tolerability, the study evaluated the effect of PBI-4050 on metabolic syndrome parameters and on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In the T2DMS Study, PBI-4050 (800 mg) was administered once daily to 24 patients already being treated with “standard of care” drug regimens for a period of 12 weeks. Twelve of these patients were enrolled in an additional 12 weeks extension throughout which the clinical activity and tolerability observed at 12 weeks was also maintained at 24 weeks with no serious drug-related adverse events observed.

The pharmacological activity of PBI-4050 was supported by the clinically significant reduction in HbA1c observed between screening and Week 12. For instance, the 15 patients with a screening (HbA1c) ≥ 7.5 experienced a clinically significant mean decrease of – 0.75% (p = 0.0004) while the 9 patients with a screening HbA1c ≥ 8.0% experienced a mean decrease of – 0.9% (p = 0.007). The 12 patients who participated in the study’s 12-week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 24.

[1]	International Diabetes Federation. IDF Diabetes Atlas, 8th edn. Brussels, Belgium, International Diabetes Federation, 2017.
[2]	Narayan, KM Venkat, et al. “Lifetime risk for diabetes mellitus in the United States.” Jama 290.14 (2003): 1884-1890.

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The above table shows that the previously mentioned observed improvement in HbA1c was accompanied by a decrease in fasting insulin and C-peptide levels (-19% (p=0.017( and -11% (p=0.028)), respectively, and an increase in adiponectin (+18% (p=0.021)), indicating that the improvement in HbA1c may be, at least in part, explained by a reduction in insulin resistance. This conclusion is further supported by the fact that the patients with the greatest reductions in their HbA1c values had the highest increase in adiponectin levels; higher plasma adiponectin levels are known to protect diabetic patients from vascular complications and to improve their insulin sensitivity.

The T2DMS Study also showed (as also depicted in the table above) that several biomarkers measured in blood or urine of patients (and associated with a high incidence of cardiovascular complications and kidney injury when elevated in metabolic syndrome) were significantly reduced by PBI-4050 after 24 weeks of PBI-4050 treatment. No further clinical development is planned by Prometic in relation to the T2DMS Study.

Open Label Phase 2 Study of PBI-4050 in Patients with IPF (the “IPF Study”)

Idiopathic pulmonary fibrosis (IPF) is a chronic, devastating, and ultimately fatal disease characterized by a progressive decline in lung function. It is a specific type of interstitial lung disease in which the small air sacs of the lung, the “alveoli,” gradually become replaced by fibrotic (scar) tissue and is the cause of worsening dyspnea (shortness of breath). IPF is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown. IPF usually occurs in adult individuals of between 50 and 70 years of age, particularly those with a history of cigarette smoking, and affects men more often than women. IPF affects about 130,000 people in the United States, with about 48,000 new cases diagnosed annually. Approximately 40,000 people with IPF die each year, a similar number of deaths to those due to breast cancer. The 5-year mortality rate for patients with IPF is estimated to range from 50% to 70% of those affected3.

In preclinical models designed to emulate lung fibrosis in humans, PBI-4050 was observed to have significant anti-fibrotic activity. IPF is a very large orphan indication which remains an unmet medical need. While two drugs, nintedanib (OFEV®—Boehringer-Ingelheim) and pirfenidone (Esbriet®—Roche), have been approved for the treatment of IPF, neither drugs have succeeded in stabilizing the patients’ lung function. In addition, these two drugs are known to induce side effects which have limited the use in significant proportion of IPF patients.

[3]	Olson, Amy L., and Jeffrey J. Swigris. “Idiopathic pulmonary fibrosis: diagnosis and epidemiology” Clinics in chest medicine 33.1 (2012): 41-50.

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In addition to exploring the safety and tolerability of that PBI-4050 (800 mg) administered once daily in patients suffering from IPF, the objective of the IPF Study was to provide early indication of evidence of potential clinical benefits of PBI-4050 treatment whether used alone or in addition to either of the current standard of care drugs, nintedanib or pirfenidone. Forty (40) patients were enrolled in the IPF Study in six (6) sites across Canada. The baseline characteristics of the patients enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely ASCEND and INPULSIS.

Of a total of 40 patients enrolled in the IPF Study, 9 patients received PBI-4050 alone, 16 received PBI- 4050 and nintedanib and 15 received PBI-4050 and pirfenidone.

The results of the IPF Study showed that the mean change from baseline to Week 12 for Forced Vital Capacity (“FVC”), the total amount of air exhaled during a forced breath, was either positive (+1.9 mL) or nearly unchanged (-12.2 mL) for PBI-4050 + nintedanib and PBI-4050 alone, respectively, but was reduced (-102.0 mL) for PBI-4050 + pirfenidone. PBI-4050 pharmacokinetics were reduced for PBI-4050/pirfenidone, suggesting a drug-drug interaction. PBI-4050’s concentration in plasma was found to be sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination. See figure below.

There were no serious adverse events requiring PBI-4050’s discontinuation. The most frequent adverse event seen in all groups was diarrhea, but this was reported to be less significant in the patients treated with PBI-4050 alone than in the groups receiving either of the currently approved drugs for the treatment of IPF. The IPF Study has provided preliminary data to indicate the potential tolerability of PBI-4050 in IPF patients receiving currently standard of care.

Prometic received IND approval from the FDA to commence its PBI-4050 pivotal phase 3 clinical trial in patients suffering from IPF. However, whilst several major pharmaceutical companies have confirmed their potential interest in partnering PBI-4050 for this indication during the past year, it was suggested that such companies would not be prepared to take on the risks and costs of such a phase 3 clinical trial without the prior completion by the Corporation of a randomized, placebo-controlled, phase 2b trial sufficiently powered to confirm its relative efficacy vs. standard-of-care and the optimal dose to maximize said efficacy. Despite the additional time and investment required, Prometic continues to believe that PBI-4050 is still well-placed to achieve regulatory approval in due course as a new treatment for IPF with distinct clinical benefits. Prometic is therefore also reviewing its options for a randomized, placebo-controlled, phase 2b study of PBI-4050 in IPF as a further use-of-proceeds for the new equity funds it is seeking to raise.

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Open Label Phase 2 Study of PBI-4050 in Patients with Alström Syndrome (AS) (the “AS Study”)

AS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the heart, liver, and kidney. The most common cause of death is heart failure with dilated cardiomyopathy due to progressive cardiac fibrosis, while fibrosis leading to liver failure is also responsible for a large number of deaths. AS is also characterized by a progressive loss of vision and hearing, and short stature. Prometic is currently investigating the effects of PBI-4050 in AS patients in an open label, phase 2, clinical study in the UK.

AS includes many of the features of metabolic syndrome, including obesity, Type 2 diabetes with insulin resistance, liver steatosis (“fatty liver”), and liver fibrosis. Non-alcoholic fatty liver disease (“NAFLD”) is the manifestation of metabolic syndrome in the liver. Due to a worldwide obesity epidemic, NAFLD now affects 20–30% of the global population. Only a small minority of patients with NAFLD will develop more aggressive liver disease with inflammation and fibrosis (non-alcoholic steatohepatitis, NASH), but since the number of patients with NAFLD is so large, NASH has become the most common cause of severe liver disease worldwide. In AS the progression of liver steatosis to fibrosis is much more aggressive than in “typical” metabolic syndrome patients.

The on-going AS Study is an open label, single-arm, phase 2 clinical trial at Queen Elizabeth Hospital, Birmingham, which is the specialty center for AS for the UK. The patients are treated with PBI-4050 (800 mg) once daily, and undergo intensive investigation to document the effects of PBI-4050 on the progressive organ fibrosis, including magnetic resonance imaging of the liver and of the heart. Each patient is evaluated against their individual results at study entry, as well as against their historical disease progression trend when available. The study enrolled 12 patients, 8 of whom are continuing in the AS Study. With continuing review of the AS Study results, the Data Safety Monitoring Board (DSMB) and the Medicines and Healthcare products Regulatory Agency (MHRA) have agreed to multiple extensions of the AS Study. All 8 subjects have now completed more than 2 years of treatment with PBI-4050. In addition to preliminary evidence of clinical efficacy observed on liver fibrosis, the analysis of interim cardiac MRI data also indicates a reduction of cardiac fibrosis in each patient. PBI-4050’s safety and tolerability profile has been confirmed over this extended period without any serious drug related adverse events recorded.

The Corporation has met with the FDA and EMA to present the results of the study and to discuss the regulatory pathway and is now actively working with specialist Alström centers and with Alström patient advocacy groups in the US and Europe with a plan to commence pivotal phase 3 clinical studies in H2, 2019.

Advancing PBI-4050 and/or Other Small Molecule Compounds (e.g. PBI-4547) in Other Indications

There are several other clinical indications with unmet medical needs that the Corporation is considering pursuing. For instance, the clinical activity observed in the heart of AS patients bodes well for clinical program targeting various cardiomyopathies. Similarly, clinical activity observed on kidney and the liver of T2DMS and AS patients supports the potential expansion of the clinical program in NASH or other liver fibrotic diseases. Such programs may be pursued with PBI-4050 and/or other compounds such as PBI-4547. PBI-4547 is one of a portfolio of compounds with distinct physiological activities discovered by the Corporation during an intensive structure-activity screening program. PBI-4547 promotes ß-oxidation of fatty acids in the liver, thus leading to fat being “burned” rather than laid down as subcutaneous or visceral fat. Therefore, the Corporation believes that PBI-4547 may be effective in the management of the metabolic syndrome, which is currently a global epidemic with enormous public health consequences.

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This portfolio of compounds (including follow-on analogues) provides Prometic with the opportunity to target specific indications with these compounds and so expand its commercial and partnering opportunities. The manufacturing process for PBI-4547 has been scaled up to enable commencement of phase 1 trials in 2019.

The Corporation intends to fund the development program for the above-mentioned compounds through a combination of funds generated by the bioseparations division as well as plasma-derived therapeutics business segments; funding achieved through strategic partnering with other pharmaceutical companies, and funding through financial partnerships or equity and equity linked debt funding initiatives.

Planned placebo-controlled Phase 2 study of PBI-4050 in patients with F2-F3 Liver fibrosis/Steatosis (NASH)

Liver steatosis (fatty liver) is very common in AS subjects from childhood onwards, and has a high rate of progression to liver fibrosis – much higher than the rate seen in the general population with typical metabolic syndrome and fatty liver disease (NAFLD) progressing to fibrosis (non-alcoholic steatohepatitis, NASH). The Corporation has reviewed the results obtained in the ongoing AS Study and believes that these results strongly support a potential benefit of PBI-4050 in “typical” NASH patients. Prometic is therefore planning a randomized, placebo-controlled phase 2 study of PBI-4050 in Stage 2-3 Liver Fibrosis to be initiated later in the year as a use-of-proceeds for the new equity funds it is seeking to raise.

Revenues

For the financial year ended December 31, 2017 (the “2017 Financial Year”), the revenue is indicated in the table below. There was no revenue derived from the Corporation’s Small Molecule Therapeutics Segment for the financial year ended December 31, 2018 (the “2018 Financial Year”):

Small Molecule Therapeutics Segment Revenues*

Financial Year	2018 Financial Year	2017 Financial Year
Milestone and Licensing revenues*	$0	$19,724

*	Amounts are expressed in thousands of Canadian dollars.

Plasma-Derived Protein Therapeutics

The Plasma-derived Therapeutics Segment is comprised of different operating subsidiaries. The principal subsidiaries are:

•	Prometic Bioproduction Inc., based in Laval, Quebec, Canada;

•	Prometic Biotherapeutics Inc., based in Rockville, Maryland, USA;

•	Prometic Biotherapeutics Ltd., based Cambridge, UK;

•	NantPro BioSciences LLC, based in Delaware, USA; and

•	Prometic Plasma Resources Inc., based in Winnipeg, Manitoba, Canada.

Our strategy

The Plasma-derived Therapeutics Segment includes our plasma-derived therapeutics platform, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma. The Corporation’s primary focus is to develop plasma-derived therapeutics targeting unmet medical conditions and rare diseases in both established and emerging markets.

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The Corporation intends to (directly or indirectly):

•	Develop and obtain regulatory approval and successfully commercialize RyplazimTM globally for the treatment of congenital plasminogen deficiency, if approved.

•

Develop and obtain regulatory approval and, if approved, commercialize RylazimTM globally for the treatment of other indications where the acute plasminogen deficiency is known to be the source of medical complications (e.g. thrombolytic disorders, acute exacerbations in IPF).

•	Develop and obtain regulatory approval and commercialize Plasminogen (sub-cutaneous) for hard-to-treat wounds such as TMP.

•	Create value through strategic collaborations, licensing, supply and/or other commercialization agreements.

•	Invest in our plasma protein manufacturing and raw material sourcing capabilities.

Pipeline Overview

Lead Drug Product Candidate—Plasminogen

Ryplazim™ for the treatment of congenital plasminogen deficiency is the first biopharmaceutical expected to be launched commercially pending the review and approval of the amendments to its BLA (Biologic License Application) required by the FDA. Following receipt by Prometic of a Complete Response Letter from the US FDA, in April 2018, to the original BLA, we expect to file the amended BLA by Prometic in H2, 2019.

Congenital Plasminogen Deficiency: Patients with congenital plasminogen deficiency experience an accumulation of fibrin growths or lesions on mucosal surfaces throughout the body. Many cases are first diagnosed in the pediatric population, and if left untreated, disease manifestations may be organ-compromising. We determined that there may be more than 2,000 patients in the U.S. affected by congenital plasminogen deficiency. Congenital plasminogen deficiency would require therapy for life to avoid recurrence of lesions.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, cell migration, tissue remodeling, angiogenesis and embryogenesis.

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The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the most common lesion, congenital plasminogen deficiency is a multi-systemic disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients may be born with the inability to produce sufficient plasminogen naturally, a condition referred to as congenital plasminogen deficiency or suffer an acute or acquired deficiency following a trauma or an illness. Our first priority is to provide a treatment for congenital plasminogen deficiency and once commercially approved, to further expand the clinical uses and leverage the same IV formulation of RyplazimTM over the coming years in new indications such as acquired plasminogen deficiency in critical care such as thrombolytic disorders, acute exacerbations in IPF and ex-vivo applications such as the conditioning of recently harvested organs before transplantation.

There is also significant further potential to leverage the same plasminogen Active Pharmaceutical Ingredient (API) as an injectable sub-cutaneous formulation to promote the healing of hard-to-treat wounds such as Tympanic Membrane Perforation.

In a pivotal phase 2/3 clinical trial for the treatment of congenital plasminogen deficiency, Ryplazim™ met its primary and secondary endpoints following the intravenous administration of Ryplazim™ to 10 patients for 12 weeks. In addition to being well tolerated and without any drug related serious adverse events, the phase 2/3 clinical trial achieved a 100% success rate for its primary end point, namely, a targeted increase in the plasma level of plasminogen immediately prior to the next infusion (“trough level”). Moreover, clinical data observe show that all patients who had active visible lesions when enrolled in the trial had complete healing of all lesions within weeks of treatment, a 100% patient response rate for this secondary end point.

An additional 36 weeks clinical data from this trial indicates recurrence of lesions in the 10 patients for a total of 48 weeks. Since then, and as of March 2019, over 5000 Ryplazim™ infusions have been performed with no safety or tolerability issues observed related to this longer-term dosing and still no recurrence of lesions observed.

Update on RyplazimTM BLA

On March 28, 2018, Prometic provided an update on the status of the U.S. Food and Drug Administration review of its Biologics License Application (“BLA”) for Ryplazim™. The original BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of Ryplazim™ which would further support Prometic’s claims of the strong health economics benefit associated with the use of Ryplazim™. The Corporation continues to supply Ryplazim™ to those patients enrolled in the original clinical trial under an approved Treatment Protocol.

The FDA’s review of the BLA raised no issues regarding the clinical data for the accelerated approval. The FDA did, however, identify the need for Prometic to make a number of changes in the CMC section. These include the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™. Once completed and validated, Prometic will be required to manufacture additional Ryplazim™ conformance batches to confirm the effectiveness of these process changes.

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The FDA accepted that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time. This will allow the FDA to consider granting full-licensure under the current BLA.

The FDA has indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ for the treatment of congenital plasminogen deficiency.

The Corporation announced in October 2018 the successful completion of a Type C meeting during which the FDA agreed with its proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM manufacturing process. As a result of the feedback received during that Type C meeting, the Corporation is now finalizing the Process Performance qualification (PPQ) protocol in anticipation of commencing the manufacturing of additional RyplazimTM conformance lots. The Corporation continues to interact with the FDA regarding the filing of its BLA amendment. It has also engaged external consultants to assist with this process.

The critical path towards regulatory approval for RyplazimTM in the USA is as follows:

1.	Development and validation of new analytical assays and in-process controls (substantially complete)

2.	Finalization of process performance qualification (PPQ) protocol (in progress)

3.	Manufacturing of additional conformance lots

4.	Fill & Finish at external Contract Manufacturing Organization (CMO)

5.	Data analysis & preparation of required documents for FDA

6.	Regulatory filing of BLA amendment documents – now likely to take place in H2, 2019

7.	Anticipated new PDUFA date – now likely to take place in H1, 2020

In order to further de-risk the timely commercial launch of RyplazimTM the decision was made not to proceed with building a Prometic Sales/Marketing operation to co-promote in the U.S. This has accelerated partnering discussions with established Rare-Disease and Big-Pharma companies with the assets and capabilities already in place to deliver the fastest possible market-penetration.

Ryplazim™ in critical care indications associated with acquired plasminogen deficiencies

The Corporation plans to initiate, subject to receiving positive results from on-going RyplazimTM related pre-clinical R&D initiatives, with KOLs and their respective institutions additional clinical programs to assess the potential of Ryplazim™ to address unmet medical needs and fatalities associated with acute and acquired plasminogen deficiencies. Such acquired plasminogen deficiencies occur in certain medical conditions such as thrombosis.

Plasminogen (sub-cutaneous) in hard to treat wounds

The Corporation had previously initiated clinical trials to evaluate Plasminogen (sub-cutaneous) administration near topical wounds to determine its safety and ability to facilitate the complete healing of otherwise hard-to-treat wounds. Wounds are known to be difficult to heal in certain diabetic patients, and elevated blood sugar level has been shown to greatly reduce the activity of plasminogen. Clinical trials in patients with diabetic foot ulcers (DFUs) and in patients with tympanic membrane perforations (TMPs) were initiated in Sweden in 2018, following reception by Prometic, in the fourth quarter of 2017 from the Swedish Medical Products Agency (MPA) of two CTA approvals to commence the following two trials:

•	a phase 1b/2 clinical trial of its Plasminogen (sub-cutaneous) therapy in patients suffering from DFUs; and

•	a phase 1b/2 clinical trial of its Plasminogen (sub-cutaneous) therapy in patients suffering from chronic TMPs.

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Plasminogen (sub-cutaneous) – DFUs. As part of its overall strategy to streamline its focus on all research and development activities and reduce costs, Prometic has disclosed its decision to suspend the DFU clinical trial.

Plasminogen (sub-cutaneous) – TMPs. A chronic tympanic membrane perforation is a hole in the eardrum that fails to heal spontaneously. This may be a results of ear infections, injury, or previous ventilation tube placement. In addition to hearing loss, eardrum perforations can cause recurrent ear infection, pain, ringing/buzzing in the ears, dizziness, and drainage.

The chronic TMP clinical trial is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic tympanic membrane perforation. Nine adult subjects have been enrolled on the recently completed low dose cohort of the study. A new, more concentrated plasminogen formulation is currently under development. Once available, study enrolment will resume and the new formulation will be used to treat subjects at higher dose levels. The study is being conducted in Sweden, under the supervision of Dr. Cecilia Engmér Berglin, MD, PhD from the Department of Otorhinolaryngology at Karolinska University Hospital in Stockholm, Sweden.

Other Plasma-Derived Drug Product Candidate – IVIG

IVIG for the treatment of Primary Immunodeficiencies Disorder (PIDD). IVIG is the second most advanced potential biopharmaceutical arising from the plasma-derived therapeutics platform expected to be launched commercially, if approved. Prometic is currently conducting a pivotal phase 3 open label multicenter clinical trial that is investigating the safety, tolerability, efficacy and pharmacokinetics of our plasma purified IVIG in a total of 75 patients suffering from PIDD, including 50 adults and 25 children. Treatment was completed in the adult subjects was completed in Q2 2018 and for pediatric subjects in Q1 2019.

Primary immunodeficiencies are disorders in which part of the body’s immune system is missing or does not function normally. To be considered a primary immunodeficiency, the cause of the immune deficiency must not be secondary in nature (i.e., caused by other disease, drug treatment, or environmental exposure to toxins). Most primary immunodeficiencies are genetic disorders; the majority are diagnosed in children under the age of one, although milder forms may not be recognized until adulthood. While there are over 100 recognized PIDDs, most are very rare. About 1 in 500 people in the United States are born with a primary immunodeficiency4. Immune deficiencies can result in persistent or recurring infections, autoinflammatory disorders, tumors, and disorders of various organs. There are currently no cures for these conditions; treatment is palliative and consists of managing infections and boosting the immune system.

NantPro, a subsidiary of the Corporation, is the entity that holds the rights to the commercialization of IVIG for the treatment of primary immunodeficiency diseases in the USA, if approved. These exclusive commercialization rights for IVIG for PIDD in the USA were granted pursuant to a license agreement entered between NantPro and its sister company, PBT, in 2012 (the “NantPro License”). PBT has also since then been providing development services for NantPro consisting of pre-clinical and regulatory activities, including filing of the IND for IVIG for treatment of PIDD as well as preparing for and managing the on-going phase 3 clinical trial and supplying clinical material. NantPro and PBT also entered in an exclusive manufacturing and supply agreement in 2012 whereby NantPro would obtain 100% of its IVIG supply from PBT or an affiliate thereof on PBT’s behalf.

Prometic has now completed the required clinical package for IVIG required for a future BLA submission to the US FDA. New clinical data from Prometic’s pivotal IVIG phase 3 clinical trial was presented in April 2018 at the Clinical immunology Society Annual Meeting in Toronto. This demonstrated comparable safety and efficacy data to existing commercial IVIG products without any significant drug related safety issues. Both clinical primary and secondary endpoints in adult patients suffering from primary immunodeficiencies were met and achieved. Completion of a robust CMC package for IVIG prior to filing a BLA still requires substantial work, time and investment.

[4]	Lim, Megan S., and Kojo SJ Elenitoba-Johnson. “The molecular pathology of primary immunodeficiencies.” The Journal of molecular diagnostics: JMD 6.2 (2004): 59.

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In the meanwhile, as previously mentioned, we have gathered compelling evidence that plasminogen, either in IV formulation as Ryplazim™ or as a sub-cutaneous injectable, has the potential to be a much larger global product than the Corporation had originally expected. This has resulted in increased partnering interest for Ryplazim™ and it is therefore clear that, beyond securing a regulatory approval by the FDA, the Corporation needs to prioritize its plasminogen manufacturing capacity planning to meet the volume demands of any potential partner. IVIG and selected further proteins remain in our pipeline. However, the advanced stage of development and economics of RyplazimTM support a compelling case for Prometic to focus all its available resources in the plasma-derived therapeutic’s segment on this therapeutic family to optimize its launch and growth. This, combined with the substantial work determined to be required on the CMC section of Prometic’s IVIG BLA, has caused the Corporation to suspend all current activity on IVIG. This will result in a material delay to the commercialization of IVIG. Following this assessment, the Corporation performed an impairment test which resulted in the Corporation recording a material impairment in the fourth quarter of the NantPro License in Q4, 2018.

Update on Other Plasma-Derived Drug Candidate—Inter Alpha-One Inhibitor proteins (IAIP) for the treatment of Necrotising Enterocolitis in Neonates (NEC).

Inter Alpha-One Inhibitor proteins (IAIP) was the third biopharmaceutical arising from the plasma-derived therapeutics platform that was expected to be launched commercially, if approved. Prometic holds the rights to commercialize IAIP in certain indications pursuant to a license agreement entered into in 2015.

Necrotizing enterocolitis (NEC) is a devastating inflammatory bowel condition that affects predominantly premature infants. NEC can ultimately destroy the wall of the bowel (intestine) and lead to perforation of the intestine and spillage of stool into the infant’s abdomen, which can result in an overwhelming infection and death. The cause of NEC is not well understood but appears to involve bacteria, injury to the bowel lining, inadequate oxygen supply to the bowel, and an abnormal immune response. Overall, NEC affects an estimated 8,000-12,000 live births each year in the USA. The disease has been reported to affect about 11 percent of very low birthweight infants born before 29 weeks of age. Mortality rates are high and range from about 15% to 30%5.

Prometic’s IAIP for the treatment of NEC was granted rare pediatric designation by the FDA which could have made it potentially eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. IAIP for the treatment of NEC was granted Fast Track status by the FDA and had been granted Orphan Drug designation by the FDA.

As part of its reprioritization and focus of activities on plasminogen (as previously described) as well as pursuant to its general cost saving initiatives, Prometic decided in March, 2019 to cease all research and development activities regarding IAIP. Accordingly, Prometic is proceeding to unwinding its corporate and business relationship with ProThera Biologics, Inc., a company with which Prometic had entered into a license agreement relating to IAIP in Q4 2015 for the rights to commercialize IAIP in certain indications, including NEC.

Plasma Collection and Processing

PBP operates in Laval, Quebec—Prometic’s plasma processing facility where, initially, we transfer the plasma protein purification methods developed at our Rockville, Maryland laboratories to a commercial-scale production facility and manufacture plasma-derived therapeutics to be used in our clinical trials as well as for some future commercial product sales, if the product is approved. As a consequence of the changes required by the FDA to the Ryplazim ™ BLA, the Laval facility has now been dedicated to the production of Ryplazim ™ for the foreseeable future. Additional plasma manufacturing operations at our partner’s, Emergent BioSolutions (“Emergent”), facility in Winnipeg, Canada will rely on a larger-scale version of the process implemented in Laval.

[5]	Gephart, Ms Sheila M., et al. “Necrotizing enterocolitis risk: state of the science.” Advances in Neonatal Care 12.2 (2012): 77.

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With Ryplazim™ slated for production at our Laval facility and at the Emergent plasma purification plant in Winnipeg, and with other potential potential plasma derived therapeutics, such as IVIG, now slated for further development, we are continuing to evaluate our options to render our plasma-derived product development activities more efficient. Accordingly, Prometic is continuing to refine its plan concerning Telesta’s manufacturing facility in Belleville, Ontario with respect to their possible integration and use in the plasma-derived therapeutics segment.

We continue to evaluate our production needs and plans to be able to supply the eventual market demand for products (with an initial focus on RyplazimTM as well as the demand for future clinical products. To support the commercial product launches and the advancement of additional therapeutics, we intend to use the Pointe-Claire and Belleville plants, acquired in the Telesta acquisition. As the Laval and Winnipeg facilities are now initially dedicated to the production of plasminogen, the Labrosse facility is used to assist the scaling up of the manufacturing process before moving to a cGMP production facility. The Belleville facility is expected to eventually manufacture bulk active therapeutics by complementing Laval and Winnipeg facilities.

Prometic’s Winnipeg plasma collection center is an FDA and Health Canada licensed, EMA compliant and International Quality Plasma Program (IQPP) certified plasma collection facility conveniently located in close proximity to the existing Emergent Winnipeg based cGMP manufacturing facility. It allows for strategic sourcing of raw material for the PPPSTM platform. It also serves as a blueprint to expand collection centers in Canada and in the USA. It allows for sale of specialty plasma and blood products (i.e.red blood cells). PPR is the entity responsible for securing Prometic’s plasma requirements. The plasma securing strategy is key to ensuring a steady reliable flow of raw material to be processed via Prometic’s PPPSTM purification technology. In 2018, PPR has continued to focus on expanding its plasma donor base and to build out Prometic’s first US-based plasma collection center, which is scheduled to be operational in late 2019. The US collection center in owned and operated by PPR’s sister company “PPR USA”.

Revenues

Plasma-Derived Protein Therapeutics Segment Revenues*

	2018 Financial Year	2017 Financial Year
Revenue from the sales of goods (normal source human plasma)	$23,874	$1,469
Revenue from the rendering of services	$260	$120
Rental revenue	$358	$901

*	Amounts are expressed in thousands of Canadian dollars.

Bioseparations Segment

Biopharmaceutical products encompass a wide range of biologically derived materials including recombinant proteins, plasma derived proteins and cell and gene therapies. Recombinant proteins, unlike their human plasma counterparts, are produced in non-human hosts and undergo intensive purification to remove host cell-derived impurities. The biopharmaceuticals market is now more than $200 billion (USD) and forecasted to exceed $300 billion (USD) by 20196. Monoclonal antibodies (MAbs) are the largest class of recombinant by value and represent approximately 60% of the total biopharmaceuticals market. Other proteins in the recombinant protein market

[6]	Mordor Intelligence, Global Biopharmaceuticals Market—Segmented by Type of Products and Applications – Growth, Trends and Forecasts (2018—2023), February 2018.

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include growth factors, cytokines, hormones, fusion proteins, blood factors, vaccines, and therapeutic enzymes. Most biopharmaceutical products require extensive purification to meet the requirements of pharmaceutical regulators and chromatography is the mainstay of most downstream purification processes. The 2016 global market for process chromatography resins, columns and skids used in biopharmaceutical manufacturing was estimated to be $2.42 billion (USD), comprising $1.82 billion (USD) for resins and $0.55 billion (USD) for columns & skids7.. The total bioseparations market is predicted to reach $13.2 billion (USD) by 2024, driven by the growing demand for biopharmaceutical products; increased activity on new drug development; technology advancements; government initiatives and the growing use of single-use/disposable materials and consumables8.

Prometic has been historically known to industry leaders for its expertise in bioseparation, specifically for chromatography adsorbents used for large-scale purification of biologics and the elimination of pathogens. However, Prometic has also leveraged its own industry leading bioseparation technologies and products (e.g. its affinity chromatography technology) to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop plasma-derived protein therapeutics and orphan drugs targeting unmet medical conditions and rare diseases. Prometic’s proprietary PPPSTM manufacturing process utilises its own bioseparation technology and allows for superior extraction and recovery capabilities of such valuable proteins from plasma.

The Bioseparations Segment is comprised of different operating subsidiaries. The principal subsidiaries, which operated this segment for the 2018 Financial Year are:

•

Prometic Bioseparations Ltd (PBL), based in both Isle of Man and in Cambridge, UK, which develops, manufactures and supplies chromatography adsorbents and columns to its affiliates and third parties; and

•

Prometic Manufacturing Inc. (PMI), based in Joliette, Quebec, Canada, which, along with PBL, manufactures the agarose beads (Purabead®) that serve as a platform and base matrix for many of PBL’s chromatography products.

Our bioseparation technologies enable the targeted capture of proteins directly from biological source materials to provide a highly-efficient and cost-effective manufacturing processes for biopharmaceutical products. We sell our chromatography media to biopharma companies, which enables them to purify proteins, remove impurities and pathogens, reduce manufacturing costs and increase the yield of their therapeutic products. We currently have the capability to produce approximately 40,000 liters of bioseparation media per year to cGMP standard. In addition to chromatography adsorbents, PBL now also distributes chromatography columns (Evolve™) for development and small-scale manufacturing applications and also supplies pre-packed disposable columns for R&D (EvolveR™) and GMP manufacturing (EvolveD™) aligned with the upsurge of interest in continuous biomanufacturing processes. We expect the revenues from the sale of our bioseparation and products will continue to contribute toward offsetting the costs of developing our small molecule and plasma-derived drug candidates.

The Corporation’s bioseparation adsorbents derive from its various affinity ligand platforms (e.g. Mimetic Ligands™ and peptide-based ligands) and its support matrices (Purabead®) to provide chromatography adsorbents for use in the capture and purification of protein therapeutics. A number of these bioseparation products are targeted at specific proteins such as the affinity resins that form the backbone of the PPPS™ process (specific affinity adsorbents for the capture of proteins such as clotting factors, plasminogen, fibrinogen, IVIG, alpha-1-antitrypsin and albumin); resins for the purification of recombinant albumin and albumin-fusion proteins (Mimetic Blue® SA and Albupure®), resins for the purification of polyclonal antibodies and related antibody fragments (Mabsorbent®, Fabsorbent™) and Insulin Adsorbent for the purification of Insulin and Insulin analogues. Other products target the capture and purification of certain groups of proteins such as glycoproteins (Aminophenyl boronate resins) and proteases (p-Aminobenzamidine resins). The Corporation also has products which target the capture and removal of certain types of contaminants such as endotoxin (Etoxiclear™), prions (Prioclear™) and isoagglutinins (Isoclear™), in addition to more generic products for general purification and polishing applications such as Ion-exchange resins, Hydrophobic Interaction adsorbents, Mimetic Ligand™ adsorbents and chromatography columns & screening kits. The Corporation also supplies a variety of custom products to clients who pay us to develop, manufacture and supply chromatography adsorbents for client-specific applications.

[7]	TriMark Publications, Bioseparation Systems for Global Biopharmaceutical Markets – Trends, August 2013.
[8]	GMR Analytics, Global Biopharmaceutical Bioseparation Systems Market Analysis, January 2019

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Our Strategy

Partnership agreements concluded over the past decade have enabled Prometic to position itself as a key player in the biopharmaceutical purification market. In creating such relationships, the Corporation’s goal is to maximize its value, all the while obtaining significant third party endorsement of Prometic’s technology. Prometic’s strategy for this business segment is to continue to increase its customer base for its bioseparation products and services and to partner with pharmaceutical and biopharmaceutical companies to improve the manufacturing of their own therapeutics. Moreover, Prometic intends to focus its R&D and technical programs in support of its own biopharmaceutical products such as RyplazimTM.

Prometic’s innovations in the area of bioseparation technology have created three potential revenue paths: (i) sale of bioseparation products and services, (ii) development and out-licensing of purification technology to drug manufacturers; and (iii) licensing and supply of technology for use in the manufacture of safer blood-derived products.

Outlook

Prometic’s bioseparation technologies and products enable the purification of biopharmaceuticals and assist in their efficient manufacture. At least 14 different products developed by our customers and licensees with the assistance of Prometic’s purification technologies have been approved by regulatory bodies thus far, including the EMA and FDA. These customers and licensees include well-known names in the pharmaceutical and biopharmaceutical industries. As the R&D and manufacturing activities of Prometic’s clients increase, Prometic expects product sales to increase and for additional new products to enter the market.

Furthermore, Prometic believes that as it increases its use of the PPPSTM process (e.g. as RyplazimTM (plasmonigen)) manufacturing output increases), this should further increase the need for Prometic’s bioseparation products. PPPSTM platform-based facilities, such as the Laval facility, and potentially, the Emergent and the Belleville facilities’ use of bioseparation products. As the number of product approvals from these facilities increases, the number and volume of chromatography adsorbents used is expected to increase.

Revenues

The following table indicates, for each of the two most recently completed financial years, the revenues for each category of products or services that accounted for 15% or more of the Corporation’s total consolidated revenues for the applicable financial year derived from sales to third party customers by the Corporation’s Bioseparations Segment:

Bioseparations Segment Revenues*

Financial Year	2018 Financial Year	2017 Financial Year
Revenue from the sales of goods	$21,710	$14,992
Revenue from the rendering of services	$1,031	$1,810

*	Amounts are expressed in thousands of Canadian dollars.

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COMPETITIVE CONDITIONS

The biopharmaceutical industry is extremely competitive. Prometic competes with companies that produce similar or identical biopharmaceutical products or that propose different products and approaches to the treatment of the same diseases. Many of these companies have greater resources than Prometic. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technologies will not affect Prometic’s competitiveness.

Management believes Prometic’s competitive edge resides in the following: its ability to apply its proprietary novel and proprietary technology and know-how to a wide range of therapeutic products and diseases. It has developed two proprietary drug discovery platforms which have each produced a number of proprietary potential drug candidates which some of which are currently in late stage development (e.g. phase 3). Each of those late stage drug candidates can potentially address niche, orphan-type diseases as well as larger indications currently underserved. It can leverage the same APIs and manufacturing know-how to develop and investigate various disease indications for the same drug candidates; it has developed expertise and strong KOL networks in various health franchises, which can be addressed by its therapeutics. Finally, Prometic’s competitive edge resides in the fact that it has multiple opportunities to leverage its expertise in protein mimetics and medicinal chemistry to develop and build on an established pipeline of therapeutic products that target unmet medical needs where standard therapies are either in limited supply or economically burdensome.

RAW MATERIALS, COMPONENTS

Prometic mostly depends on third parties for the sourcing of raw materials, components or finished products for Prometic’s various products. Prometic believes that alternative sources of supply for such raw materials, components or finished products exist. However, any change in Prometic’s suppliers could have a significant impact on Prometic’s ability to complete certain projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw materials and components have been identified or are being determined, they must first pass intensive validation tests to ensure their compliance with our product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Prometic to secure alternate sources of supply of such raw materials components or finished products at competitive pricing.

INTELLECTUAL PROPERTY RIGHTS

Prometic owns and controls the intellectual property in the vast majority of its technologies, products and potential drug candidates, giving Prometic the option to develop and eventually commercialize its products in various geographies, to develop new formulations and to select CMOs and CROs of its choice. Prometic’s intellectual property rights include its trademarks, patents and patent applications, regulatory dossiers, manufacturing and process know-how. Prometic’s intellectual property portfolio has been built in large part from in-house technology and product research and development over the past 20 years as well as strategic relationships and joint ventures with reputable partners such as American National Red Cross. In addition, Prometic has a number of exclusive in-licensing arrangements with third parties under which Prometic licenses territorial rights to strategic technologies, patents and related know-how.

Prometic’s approach regarding its intellectual property portfolio is to file and/or license patents and patent applications as appropriate and to obtain patent protection in at least the major pharmaceutical markets, including the US, major European countries, Japan, and Canada. Prometic also relies on trade secrets, proprietary unpatented information, trademarks and contractual arrangements to protect its technology and enhance its competitive position. Prometic currently has a patent estate comprised of exclusively owned and in-licensed patents and patent applications. The patent portfolio includes patents and patent applications claiming compounds, pharmaceutical compositions, nutraceuticals, processes, and methods for treating diseases, disorders, or conditions.

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PBI-4050

Prometic’s PBI-4050 program is covered by a large patent portfolio comprised of issued patents, as well as allowed and pending patent applications. The main patent family, incorporating composition-of-matter and method of treatment claims for a broad array of derivative compounds, has been granted in the Canada, United States, Europe, China, Japan, Russia and in many other countries, and is on the way to being granted in other major pharmaceutical markets. The Corporation believes that the main patent family provides reasonable protection from generics entry until at least 2030 and some other families within the patent portfolio provide additional protection beyond 2034.

Regulatory Exclusivity

The regulatory regimes of certain countries such as the United States and Canada can provide for market exclusivity for a pharmaceutical product once approved if the requirements are met. Data protection provides a person or entity with protection against third parties who may wish to commercialize a product similar to an approved product for the same indication.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, awards, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. The Hatch-Waxman Act provides five years of non-patent marketing exclusivity within the United States to an applicant who gains approval of a NDA for a “new chemical entity,” a drug for which the FDA has not previously approved any other new drug with the same active moiety, which is the molecule or ion responsible for the action of the drug. This marketing exclusivity generally prevents the FDA from approving, in certain circumstances, any abbreviated new drug application, or ANDA, for a generic drug or any 505(b)(2) NDA that references the pioneer drug product.

In the United States, distinct from exclusivity for drug products, biological products, such as toxins and serums, may be eligible for non-patent exclusivity. Specifically, the Biologics Price Competition and Innovation Act of 2009, or the BPCI Act, amended the Public Health Service Act to provide an abbreviated licensure pathway for biological products, or 351(k) application, shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. In turn, the BPCI provides a 4-year exclusivity period from the date of first licensure of the reference product, during which a 351(k) application referencing that product may not be submitted. In addition, FDA may grant a 12-year exclusivity period from the date of first licensure of the reference product, during which approval of a 351(k) application referencing that product may not be made effective. For the first biological product determined to be interchangeable with the reference product for any condition of use, the agency may provide a period of market exclusivity, during which a second or subsequent biological product may not be determined interchangeable with that reference product. However, unlike the process for drug products, FDA will not grant exclusivity for supplements or changes to the reference biological product. Like drug products, biologic products can receive 7 years of market exclusivity for an orphan indication. Finally, FDA may issue an additional 6 month an exclusivity period for certain biological products for which pediatric studies are conducted.

PBI-4050 could be expected to benefit from 7 years of market exclusivity in the United States from the approval date.

RyplazimTM could be expected to benefit from 7.5 years of market exclusivity in the United States from the approval date.

In Canada, the Food and Drug Regulations provide an 8-year market exclusivity period to a Notice of Compliance holder who markets an innovative drug in Canada (including a biological drug).

In Europe, when a marketing authorisation for a product is issued by the EMA, the approved product (including a biological product) benefits from 10 years of market exclusivity.

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Our Trademark Portfolio

RyplazimTM is our trademark, in the process of being registered in the United States, Canada and Europe, under which Prometic intends to commercialize plasminogen for the treatment of plasminogen congenital deficiency in those countries, if approval is received from the relevant regulatory authorities.

Other Intellectual Property Portfolio

Our portfolio of intellectual property contains additional trademarks, pending trademark registrations and domain names associated with our trademarks and pending trademark applications.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we, where we deem practicable and commercially reasonable:

•	file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;

•	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

•	file trademark applications in countries of interest for our trademarks

•	register domain names whose addresses include our trademark names; and

•	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

PRODUCT DEVELOPMENT

Prometic has made significant investments over the last twenty years in the development of its proprietary technologies, its small molecule and plasma-derived therapeutics platforms and the drug candidates arising therefrom. These investments and in-house development strategy has allowed the Corporation to be flexible in its approaches and adaptive when needed as well as retraining control over intellectual property rights and the potential commercial upside thereon. Furthermore, it allows Prometic to develop the necessary skill sets internally on both the development of manufacturing processes as well as drug development (pre-clinical and clinical) in various disease indications. Notwithstanding the foregoing, the Corporation believes that it is important to have a balance between in-house product development and outsourcing same or partnering such activities. Developing products internally provides greater control over the pace of development and the potential for higher commercial returns. Finally, pursuing the development and commercialization phase in partnership with other companies (especially for specific indications and/or geographic regions) is also interesting for the Corporation because it provides continuous external validation of Prometic’s technology and possibilities of short and long term revenues from fees collected at the initiation of the partnership as well as via milestones payments and royalty streams.

Research and Development

Prometic’s R&D strategy is to focus on discovering and developing novel therapeutic drug candidates for which a proprietary IP position can be sought, which is in line with its mission statement. As described in the above-section, the Corporation conducts most of its R&D internally. However, once it has secured its proprietary position, Prometic does enter into various research relationships with reputable academic institutions to validate its internal results

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and assist in the furtherance of such fields. Prometic’s strategy for funding research and development (R&D) activities is to finance same via the formation of strategic alliances with pharmaceutical and biopharmaceutical companies, debt and equity, financings as well as grants or R&D tax credits for such purposes. During the course of the 2018 Financial Year, Prometic invested approximately $94.841 million in R&D, of which $10.213 million9 were refundable.

ENVIRONMENTAL PROTECTION

Prometic produces a certain amount of chemical waste in its R&D and manufacturing activities that is removed in accordance with applicable environmental protection standards by companies that specialize in hazardous waste management. Prometic’s research laboratories generate radioactive waste that is also removed by companies that specialize in hazardous waste management, in accordance with strict internal procedures and applicable regulatory requirements. Compliance with such requirements is not expected to have a significant effect on Prometic’s competitive position.

EMPLOYEES

Prometic has highly-qualified employees with specialized backgrounds in the relevant scientific fields. These relationships enable Prometic to gain access to an extended knowledge base. Prometic has also recruited experienced professionals in the area of business development, finance, sales, marketing, clinical/regulatory, accounting, human resources and drug manufacturing. On a consolidated basis as at December 31, 2018, Prometic had 487 employees in research and production facilities in Canada, the USA, the Isle of Man and the UK. Further, Prometic complements its work force with experienced consultants in various relevant fields.

RISKS AND UNCERTAINTIES RELATED TO PROMETIC’S BUSINESS

An investment in the securities of the Corporation is speculative and involves a high degree of risk, including without limitation the risk factors outlined in this Annual Information Form. Investors should consider the following risk factors, which are inherent to the Corporation and affect its business, and other information contained in this Annual Information Form, and as such, an investor should consider the following risks, before deciding to purchase securities of the Corporation. If any of the following risks occur, the business, financial condition and operating results of Prometic could be adversely affected. As a result, the trading price of the Corporation’s securities could decline and investors could lose part or all of their investment.

The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties unknown to the Corporation or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and you could lose all or part of your investment. There is no assurance that risk management steps taken will avoid or mitigate future loss due to the uncertainties described below or other unforeseen risks.

[9]

Represents R&D tax credits recognized by the Corporation in the consolidated financial statement for the year-ended December 31, 2018 for R&D performed in Canada and in the U.K. for the financial years 2016, 2017 and 2018.

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The Corporation faces increasingly challenging financial conditions and an immediate near-term capital shortfall. There is a material risk the Corporation may not be able to raise capital to continue as a going concern or that such capital will only be available on terms that result in very material dilution to the Corporation’s shareholders.

The Corporation faces increasingly challenging financial conditions. The Corporation has explored numerous alternatives to obtain capital to fund its operations, service its liabilities, and continue its research and development and commercialization activities, but has been unsuccessful in raising sufficient equity, equity-linked or debt financing for these purposes. The Corporation requires additional capital in the immediate near-term to continue as a going concern. There can be no assurance that additional capital will be available to enable the Corporation to continue as a going concern at all or on terms that would enable the Corporation to avoid very material dilution to its shareholders.

The Corporation has unsuccessfully pursued non-dilutive funding initiatives, including potential commercial and partnering transactions to strengthen its financial position, as well as equity and equity-related financing initiatives with multiple financial institutions, including United States and Canadian investment banking firms, institutional investors, and public sector pension plans and financial institutions. The Corporation has been unsuccessful in obtaining any capital from these initiatives. Despite these efforts and with very limited exceptions, the Corporation’s sole source of financing for nearly two years has been from its main secured creditor, SALP, through several debt financings. There can be no assurance that SALP will continue to extend credit to the Corporation or on terms that would enable the Corporation to avoid very material dilution to its shareholders.

The Corporation has also engaged Lazard, a financial advisor, to review and execute two key strategic transactions for the Corporation, one of which aims to raise non-dilutive capital from a licensing partnership for one of the Corporation’s late-stage assets and the other consists of the trade-sale of some of the Corporation’s non-core operations. While the Corporation has made promising initial progress in building competitive processes for these, no transaction is expected to close before the end of the second quarter of 2019 and provide the Corporation with capital to address its immediate near-term financing requirements.

Despite having pursued numerous financing alternatives unsuccessfully, the Corporation continues to explore initiatives to address its immediate near-term and longer-term funding requirements. The Corporation has concluded that any such initiative must include a refinancing, restructuring or recapitalization of the Corporation’s indebtedness to SALP and a significant market-based equity financing. There can be no assurance that SALP will agree to restructure or recapitalize the Corporation’s indebtedness or that any capital raising initiatives will be successful or enable the Corporation to raise capital on terms that will not very materially dilute its shareholders. If the Corporation does not successfully secure additional financing on terms favorable to it or at all, it may require it to significantly change its current or planned operations in order to conserve cash until such time and could result in the termination or delay of clinical trials for one or more of its product candidates, in the sale or assignment of its rights in the Corporation’s technologies or result in the Corporation’s inability to continue as a going concern and realize assets and pay liabilities as they become due.

There is no guarantee that an active, liquid market for the Common Shares will be maintained and it is possible that the Common Shares be delisted from the TSX if applicable listing requirements are not maintained.

There is no guarantee that an active liquid market for the Common Shares will be maintained on the TSX. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

The listing of the Common Shares on the TSX is conditional upon the Corporation’s ability to maintain the applicable continued listing requirements of the TSX. Failure to maintain the applicable continued listing requirements of the TSX could result in the Common Shares being delisted from the TSX. The TSX may review a listing and delist securities based on the review of the financial condition of an issuer. If the market price of the Common Shares declines further or the TSX becomes doubtful that the Corporation can continue as a going concern, the TSX may commence a remedial review process that could lead to the delisting of the Common Shares from the TSX.

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The market conditions, the financial condition or the business performance of the Corporation may prevent it from having access to the public markets in the future.

The market conditions, the financial condition or the business performance of the Corporation may prevent it from having access to the public markets in the future. Therefore, there can be no guarantee that the Corporation will be able to continue to raise capital by way of public equity offerings. In such a case, the Corporation will have to use other means of financing, such as issuing debt instruments or entering into private financing agreements, the terms and conditions of which may not be favourable to the Corporation. These debt instruments may contain terms and conditions (e.g. covenants, etc.) which may be challenging or difficult for the Corporation to respect or which may impose significant operating and financial restrictions on the Corporation, such provisions may be breached or trigger default. Accordingly, the Corporation may be required to compensate counterparties, for costs and losses incurred as a result of various events, including breaches of representations and warranties, covenants, claims that may arise during the terms of said debt instruments or as a result of litigation that may be suffered by counterparties. If adequate funding is not available to the Corporation, it may be required to delay, reduce or eliminate its R&D of new products, its clinical trials or its marketing and commercialization efforts to launch and distribute new products.

The Corporation may not achieve its publicly-announced milestones in due time.

From time to time, the Corporation publicly announces the timing of the occurrence of certain events. These statements are forward-looking and are based on management’s best estimate relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations may occur as a result of a series of events, including the rack of financial resources, nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or any other event having the effect of delaying the timeline publicly announced. Should the Corporation fail to raise sufficient financing, it may need to postpone, delay, reduce or even terminate its R&D projects, clinical trials or any other commercialization and marketing efforts. The Corporation’s policy on forward-looking information does not consist in updating such information if the publicly disclosed timeline varies, unless otherwise required to do so by law. Any variation in the timing of certain events having the effect of postponing such events could have an adverse material effect on the business plan, financial conditions or operating results of the Corporation.

The Corporation is not profitable and may never achieve profitability.

The Corporation is not profitable and may never achieve profitability. The Corporation has been reporting losses since its inception. The Corporation will need to generate significant revenues to achieve profitability. There is no guarantee that the Corporation will succeed in commercializing its products, controlling its expenses and developing additional products, and, therefore, it may never become profitable.

The Corporation’s Common Share price is volatile and investors could lose money as a result of such volatility.

The Corporation’s Common Share price is volatile and investors could lose money as a result of such volatility. General market conditions as well as differences between the Corporation’s financial, scientific and clinical results and the expectations of investors as well as securities analysts can have a significant impact on the trading price of the Common Shares. In recent years, the shares of many biopharmaceutical companies have experienced extreme price fluctuations, unrelated to the operating performance of the affected companies. In the last year, the Common Shares’ market price has experienced significant decrease. There can be no assurance that the market price of the Common Shares will increase to historic levels or not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. The occurrence of any of the above risks and uncertainties could have a material adverse effect on the price of the Corporation’s Common Shares.

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All of the Corporation debt obligations, and any future indebtedness the Corporation may incur, will have priority over the Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of the Corporation, the Common Shares would rank below all debt claims against the Corporation. In addition, any convertible or exchangeable securities or other equity securities that the Corporation may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares. As a result, holders of the Common Shares may not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after the Corporation’s obligations to its debt holders and holders of equity securities that rank senior to the Common Shares have been satisfied.

The Corporation may be impacted by certain tax treatments

The Corporation is a multinational corporation with operations in multiple jurisdictions. As a result, it needs to be compliant with the tax laws and regulations of Canadian federal, provincial and local governments, the U.S., the U.K. and other international jurisdictions. This includes transfer pricing laws and regulations between many of these jurisdictions. Significant judgment is required in determining the Corporation’s provision for income taxes and claims for investment tax credits (ITCs) related to qualifying Scientific Research and Experimental Development (SR&ED) expenditures, both in Canada and in foreign jurisdictions. Various internal and external factors may have favourable or unfavourable effects on future provisions for income taxes and the Corporation’s effective income tax rate. These factors may include, but are not limited to, changes in tax laws, regulations and/or tax rates, audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items and changes in future levels of R&D spending. Furthermore, new accounting pronouncements or new interpretation of existing accounting pronouncements may have a material impact on the Corporation’s effective income tax rate.

The Corporation may be impacted by certain tax treatments for various revenue streams in different tax jurisdictions. The Corporation was subject to withholding taxes on certain of its revenue streams. The withholding tax rates that were used were based on the interpretation of specific tax acts and related treaties. If a tax authority has a different interpretation from the Corporation’s, it could potentially impose additional taxes, interests and/or penalties. This would potentially reduce the amounts of revenue ultimately received by the Corporation. The Corporation, from time-to-time, has implemented reorganization transactions to improve or simplify its overall tax structure. Challenges from a tax authority having a different interpretation than that of the Corporation could potentially have an impact in the form of additional taxes, interests and/or penalties.

Compliance with Laws and Regulations Affecting Public Companies

The occurrence of any changes in the laws and regulations applicable to public companies, including any changes to the existing disclosure obligations under applicable Canadian securities laws and regulations and related rules and policies, may cause the Corporation to incur additional expenses associated with the assessment of the impacts of such changes as well as a result of the implementation and monitoring of its compliance obligations, including any new internal processes and controls that need to be implemented or reporting requirements as a result of such changes.

Any changes in the laws and regulations affecting public companies may also increase the compliance risks associated with such changes, which could result in enforcement actions, penalties or lawsuits, which may have a material adverse effect on the Corporation’s financial condition and operating results.

Any such increased compliance risks may make it more difficult for the Corporation to comply with its indemnification obligations and to secure appropriate directors and officers’ liability insurance policies or may result in a significant increase in the cost to secure appropriate insurance coverage. The Corporation may not be able to afford a significant increase in the costs to secure appropriate directors and officers’ liability insurance coverage and may have to secure reduced coverage limits or settle for a higher retention amount for indemnifiable losses, which may not cover the claims against past, present of future directors and officers of the Corporation for which the Corporation is bound to indemnify its directors and officers. Any reduced limit in the insurance coverage or increase of the retention amount for indemnifiable losses may result in a difficulty to attract and retain experienced and qualified directors to serve on its Board and officers.

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The commercial success of the Corporation depends largely on the development and commercialization and/or monetization of its products derived from its small molecule therapeutics and plasma-derived therapeutics platforms.

The commercial success of the Corporation depends largely on the development, commercialization and/or monetization of its products derived from its small molecule therapeutics and plasma-derived therapeutics platforms. The failure by the Corporation to do so will have a material adverse effect on the Corporation. The Corporation’s focus in its small molecule therapeutics’ has been on the development and partnering activities for PBI-4050 and/or analogs thereof in which it has invested a significant portion of its financial resources and time. Although the Corporation has other compounds and analogs, most are at earlier stages of development.

The Corporation’s focus on its plasma-derived therapeutics segment has been on the development of RyplazimTM for the treatment of congenital plasminogen deficiency, the preparation of its amended BLA filing, its regulatory approval and its commercial launch in the USA. Although the Corporation has investigated other potential indications for RyplazimTM and potential therapeutics (e.g. IVIG), these are at earlier stages of development.

The Corporation’s focus on its bioseparation technologies segment has been to develop and commercialize affinity chromatography products related to the bioseparation, pathogen reduction and protein purification.

The ability of the Corporation to generate revenues in the future is primarily dependent on the commercialization and partnering of its therapeutic drug candidates and/or its analogs in its small molecule therapeutics and plasma-derived therapeutics segments. There can be no guarantees that any of its compounds will be successfully developed, approved and commercialized since they are still under development. Also, there can be no guarantee of commercialization or monetization of these compounds since they will depend on several factors including, without limitation:

•	successful development of products, scale up of manufacturing processes and completion of clinical trials;

•	timely receipt of regulatory approvals from the FDA and other regulatory agencies;

•

market acceptance of the product by the medical community, patients and reimbursement by third-party payers (such as governmental health administration authorities and private health coverage insurers);

•	successful marketing and sales force or the entering into commercial agreements with one or more partners for the marketing and sale of the products;

•	maintaining of manufacturing and supply arrangements in place to ensure commercial quantities of the compounds through the development and validated processes;

•	any change in the competitive landscape, including the clinical trial or approval of a third party product in the same market or indication or as a new standard of care;

•	ability for the Corporation to effectively protect its intellectual property and avoid patent infringement; and

•	ability for the Corporation to access capital to fund the development of the compounds;

•

any other condition, obligation or requirement that may arise, all of which may delay the Corporation’s capacity to generate revenues and will adversely materially affect its financial conditions and operating results.

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The Corporation does not have the required regulatory approval to commercialize its products and cannot guarantee that it will obtain or maintain such regulatory approval nor any exclusivity periods in connection thereto.

The Corporation does not have the required regulatory approvals to commercialize its products and cannot guarantee that it will obtain such regulatory approvals. The commercialization of the Corporation’s products first requires the approval of the regulatory agencies in each of the countries where it intends to sell its products. In order to obtain the required approvals, the Corporation must demonstrate, following preclinical and clinical studies, the safety, efficacy and quality of a product. There can be no guarantee that the Corporation will succeed in obtaining regulatory approval from the FDA and the regulatory approvals of agencies in other countries to sell its products. All of the compounds of the Corporation, are still subject to clinical studies and if the results of such studies are not positive, the Corporation may not be in a position to make any filing to obtain the mandatory regulatory approval or it may have to perform additional clinical or product validation studies on any of its products until the results support the safety and efficacy of such product, therefore incurring additional delays and costs. The filing of a new drug application (“NDA”) or BLA is complex and the Corporation largely relies on third-party service providers or consultants to help it perform these tasks.

The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if the Corporation has obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept such results as being conclusive and allow the Corporation to sell its products in a given country. Furthermore, the obtaining of regulatory approval is subject to the review and inspection of the facilities manufacturing the products and the product’s manufacturing process, including product batch validation and quality controls; these facilities and processes must comply with applicable GMP regulations. A regulatory agency may require that additional tests on the safety and efficacy of a product or changes the manufacturing facility or manufacturing process be conducted prior to granting approval, if any.

Even if the FDA approves a product, there can be no guarantee that other regulatory agencies will approve this product in their respective countries. Even if the Corporation obtains regulatory approval for any of its products, regulatory agencies have the power to limit the indicated use of a product as they see fit. The failure to obtain or a delay in obtaining a FDA or other regulatory bodies’ approval may postpone the Corporation’s capacity to generate revenues and adversely materially affect its financial conditions and operating results.

In the event that the FDA approves a product, there can be no guarantee that any exclusivity periods will be granted to the Company nor that the Corporation would be eligible to receive a Rare Pediatric Disease Priority Review Voucher (“PRV”) or that any PRV would be granted to the Corporation pursuant to the Rare Pediatric Disease Priority Review Voucher Program.

The manufacture, marketing and sale of the products will be subject to ongoing review and extensive regulatory requirements in the country in which the Corporation intends to market its products.

The manufacture, marketing and sale of the products will be subject to ongoing review by the regulators and extensive regulatory requirements in the country in which the Corporation intends to market its products, if any. For instance, if the Corporation obtains marketing approval for one product in the USA, the marketing of this product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, such as adverse event reporting requirements in compliance with all of the FDA’s marketing and promotional requirements. The manufacturing facilities for the Corporation’s product will also be subject to continual review and periodic inspections modifications to the manufacturing facility, manufacturing process and/or product will be subject to regulatory approval. Manufacturing facilities, including testing facilities, packaging facilities, distributors facilities, are subject to inspections by the regulatory authorities and must comply with the applicable cGMP regulations. Failure to comply with any of these post-approval requirements can result in a series of sanctions, including without limitation, withdrawal of the right to market a product. The failure to maintain a FDA or other regulatory bodies’ approval, or inability to access products as a result of regulatory actions related to manufacturing facilities, may postpone or after the Corporation’s capacity to generate revenues and adversely materially affect its financial conditions and operating results.

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Clinical trials may not demonstrate a clinical benefit of the Corporation’s product candidates.

Clinical trials may not demonstrate a clinical benefit of the Corporation’s product candidates. Positive results from pre-clinical studies and early clinical trials should not be relied upon as evidence that later stage or large scale clinical trials will succeed. The Corporation will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before the Corporation can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of regulatory authorities despite having progressed through initial clinical trials.

Even after the completion of phase 3 clinical trials, regulatory authorities may disagree with its clinical trial design and its interpretation of data, and may require the Corporation or its partners to conduct additional clinical trials to demonstrate the efficacy of its product candidates. There is no assurance that a regulatory authority will issue a biologics license or manufacturing authorization. Regulatory authorities may determine that the product, the manufacturing process or the manufacturing facilities do not meet applicable requirements to ensure the continued safety, purity and potency of the product.

The success of the Corporation’s product candidates is influenced by its collaborations with its partners and any adverse developments in its relationship with its partners could materially harm its business.

The success of the Corporation’s product candidates is influenced by its collaborations with its partners. Any adverse developments in its relationship with its partners could materially harm its business. The Corporation is subject to a number of risks associated with any collaboration that could be entered into for the development of its product candidates, including the risk that these collaborators may terminate the relevant agreement(s) upon the occurrence of certain specified events, including a material breach by the Corporation of any of its obligations under the respective agreements.

The Corporation’s product candidates could cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

The Corporation’s product candidates could cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization. Undesirable side effects caused by any of its product candidates could cause the Corporation or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by regulatory authorities for any or all targeted indications. This, in turn, could prevent the Corporation from commercializing its product candidates and generating revenues from their sale. In addition, if its product candidates receive marketing approval and the Corporation or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product;

•

the Corporation or others may be required to initiate a voluntary or mandatory recall the product, change the way the product is administered, conduct additional clinical trials or change the labelling of the product;

•	the Corporation may be exposed to product liability claims;

•	a product may become less competitive and product sales may decrease; or

•	Prometic’s reputation may suffer.

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Any one or a combination of these events could prevent the Corporation from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent the Corporation from generating revenues from the sale of the affected product.

The FDA’s (or equivalent body) review of new drugs based on safety, efficacy or other regulatory considerations may result in significant delays.

The FDA’s (or equivalent body) review of new drugs based on safety, efficacy or other regulatory considerations may result in significant delays in obtaining regulatory approvals, additional clinical trials being required, changes to the manufacturing process and additional conformance lots being required or more stringent product labelling requirements. Any delay in obtaining, or inability to obtain, applicable regulatory approvals will prevent the Corporation from commercializing our product candidates.

Any change in FDA (or equivalent body) regulations or new regulations may negatively impact the Corporation’s operations and financial conditions

The Corporation’s financial condition could be affected by the introduction of new regulations or amendments to existing regulations. New legislation or changes to existing legislation affecting the Corporation , its business partners and its potential customers could increase the Corporation’s cost of goods or decrease demand for the Corporation’s products and affect its results of operation and financial condition. For example, the implementation of health care reform legislation that regulates drug costs could limit the profits that could be made from the development of new drugs. In addition, new laws or regulations could increase the Corporation’s costs related to manufacturing therapeutics (for e.g. a change in source plasma specifications by the FDA could lead to more testing which could increase costs of source plasma, driving up costs of goods sold (COGs) for plasma-derived therapeutics).

The Corporation may rely on third party suppliers of services to conduct its preclinical and clinical studies and the failure by such third parties to comply with their obligations may delay the studies and/or have an adverse effect on the Corporation’s development program.

The Corporation may rely on third party suppliers of services to conduct or assist with its preclinical and clinical studies and the failure by such third parties to comply with their obligations may delay the studies and/or have an adverse impact on the Corporation’s development program. The Corporation has limited resources to conduct preclinical and clinical studies and relies on third-party suppliers of services to conduct its studies. If the Corporation’s third-party suppliers of services become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical and clinical studies, operational failures, such as equipment failures or unplanned facility shutdowns, damage from any event, including fire, flood, earthquake, business restructuring or insolvency, or if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with the Corporation, such as failing to do the testing, compute the data or complete the reports further to the testing, the Corporation may incur delays in connection with the planned timing of its studies which could adversely affect the timing of the development program of a molecule and/or protein or delay the filing of an IND, NDA or BLA (or equivalent regulatory submissions). If the damage to any of the Corporation’s third-party suppliers of services is extensive or if, for any reason, such suppliers do not operate in compliance with Good Clinical Practices or are unable or refuse to perform their contractual obligations, the Corporation will need to find alternative third-party suppliers of services.

If the Corporation is required to change or select new third-party suppliers of services, the timing of the work related to preclinical and/or clinical studies could be delayed since the number of competent and reliable third-party suppliers to conduct preclinical and clinical work in compliance with GLP is limited. Any selection of new third-party suppliers to carry out work related to preclinical and clinical studies will be time-consuming and will result in additional delays in receiving data, analysis and reports from such third-party suppliers which, in turn, would delay the obtaining of regulatory approval to commercialize the Corporation’s products. Furthermore, such delays could increase the Corporation’s expenditures to develop a product and materially adversely affect its operating results and financial condition.

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Failure to recruit and enroll patients for clinical trials may cause the development of the Corporation’s product candidates to be delayed or cancelled

Failure to recruit and enroll patients for clinical trials may cause the development of the Corporation’s product candidates to be delayed or cancelled. The Corporation may encounter delays or rejections in recruiting and enrolling enough patients to complete clinical trials. Patient enrolment depends on many factors, including without limitation the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the number of suitable patients and the eligibility criteria for the clinical trial. Any delays in planned patient enrolment may result in delays to product development and increased development costs, which could harm its ability to develop products and materially adversely affect its operating results and financial condition.

The Corporation does not know whether any of its ongoing or planned clinical trials will proceed or be completed on schedule, or at all.

The Corporation does not know whether any of its ongoing or planned clinical trials will proceed or be completed on schedule, or at all. The commencement of its planned clinical trials could be substantially delayed or prevented by several factors, including without limitation:

•	limited number of, and competition for, suitable patients with the indications required for enrolment in its clinical trials;

•	limited number of, and competition for, suitable sites to conduct its clinical trials;

•	delay or failure to obtain FDA or non-USA regulatory agencies’ approval or agreement to commence a clinical trial;

•	delay or failure to obtain sufficient supplies of the product candidate for its clinical trials;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; and

•	delay or failure to obtain an institutional review board (“IRB”) approval to conduct a clinical trial at a prospective site.

The completion of any clinical trial could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrolment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues or serious adverse events;

•	lack of efficacy observed during any clinical trial;

•	termination of any clinical trial by one or more clinical trial sites;

•	change of a principal investigator;

•	inability or unwillingness of patients or medical investigators to follow a clinical trial protocols;

•	inability to monitor patients adequately during or after treatment; and

•	introduction of competitive products that may impede our ability to retain patients in any clinical trial.

Clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of its clinical trial sites with respect to that site, or us. Any failure or significant delay in completing any clinical trial for its product candidates could materially harm its financial results and the commercial prospects for its product candidates.

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Governmental health administration authorities, private health coverage insurers and other organizations may not reimburse patients for the costs of the Corporation’s, products and related treatment.

Market acceptance of the Corporation’s products is uncertain and depends on a variety of factors, most of which are not under the control of the Corporation. The Corporation’s ability to commercialize its products with success will depend on a variety of factors. One of these is the extent to which reimbursement to patients for the cost of such products and related treatment will be made available by governmental health administration authorities, private health coverage insurers and other organizations. Obtaining reimbursement approval for a product is time-consuming and a costly process that could require the Corporation to provide supporting scientific, clinical and cost effectiveness data for the use of a product. There can be no guarantee that third-party payers will accept to reimburse a Corporation product.

The Corporation has never made any application to seek reimbursement of a drug and must, therefore, rely in part on third-party suppliers of services to assist it in the performance of this task.

Other factors that may have an impact on the acceptance of the Corporation’s products include:

•	acceptance of the products by physicians and patients as safe and effective treatments;

•	product price;

•	the effectiveness of the Corporation’s or its partner’s sales and marketing efforts (or those of its commercial partners);

•	storage requirements and ease of administration;

•	dosing regimen;

•	safety and efficacy data;

•	prevalence and severity of side effects; and

•	competitive products.

If government and third party payors fail to provide coverage and adequate reimbursement rates for the Corporation’s product candidates, the Corporation’s revenues and potential for profitability will be reduced. The Corporation’s product revenues will depend principally upon the reimbursement rates established by third party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third party payors are increasingly challenging the price, and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such clinical trials may require us to dedicate a significant amount of management time and financial and other resources. If reimbursement of such product is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues could be reduced. Moreover, the determination of the price of certain drugs in orphan disease indications could be even more difficult to make due to lack of comparables.

The Corporation may rely in whole or in part on third parties for the supply of materials, manufacture and supply of its products and such reliance may adversely affect the Corporation if the third parties are unable to fulfill their obligations or may adversely affect the Corporation if the cost of goods is not favorable to the Corporation.

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The Corporation may rely in whole or in part on third parties for the manufacture and supply of its products and such reliance may adversely affect the Corporation if the third parties are unable to fulfill their obligations. The Corporation does not have the resources, facilities or experience to manufacture its products in large quantities on its own. The Corporation relies on a limited number of third party manufacturers for the manufacture of small molecule compounds. The Corporation also relies on a limited number of third parties to supply raw materials, manufacture and supply plasma-derived products for clinical studies and, unless the Corporation deems the manufacture of this product feasible and profitable if it is approved for commercialization, it may rely on third parties to manufacture and supply large quantities of product for commercial sales and to fill-finish such products. The Corporation’s reliance on third-party suppliers, manufacturers and laboratory testing service providers will expose it to a number of risks. If third-party suppliers, manufacturers or third party laboratories become unavailable to the Corporation for any reason, including as a result of the failure to comply with applicable regulations (e.g. cGMP or cGLP regulations), manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns, shortages of materials, damage from any event, including fire, flood, earthquake, business restructuring or insolvency, or if they fail to perform their contractual obligations under agreements with the Corporation, such as a failure to deliver the quantities requested on a timely basis, the Corporation may be delayed or prevented in manufacturing products and could be unable to meet the regulatory requirements of the FDA or other regulatory agencies to obtain market approval for its products. Any such event could delay the supply of a product to conduct clinical trials and, if a product has reached commercialization, could prevent the supply of the product and adversely affect the revenues of the Corporation and its competitive advantages, if any, and could expose the Corporation to potential claims of breach of contract or to penalties from third party customers or business partners. If the damage to a third-party manufacturer facility is extensive, or, for any reason, it does not operate in compliance with cGMP or is unable or refuses to perform its obligations under its agreement with the Corporation, the Corporation will need to find an alternative third-party manufacturer, if available. The Corporation relies on sole source suppliers or third party manufacturers for certain of its activities. Although the Corporation plans to qualify alternative suppliers or third-party manufacturers in the future, there is no assurance that the Corporation will be successful in qualify such alternative suppliers or third-party manufacturers. The selection of a third-party manufacturer will be time-consuming and costly since the Corporation will need to validate the supplier, manufacturing facility of such new third-party manufacturer or testing laboratory. The validation will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by the Corporation, the manufacturing process and its compliance with cGMP and would require approval from the regulatory authorities. Such approval process, if any, may take up to a minimum of eighteen months. In addition, the third-party manufacturer will have to familiarize itself with the Corporation’s technology. Any delay in finding an alternative third-party manufacturer of a product could result in a shortage of such product, delay clinical study programs and the filing for regulatory approval of a product, and deprive the Corporation of potential product revenues.

The Corporation’s revenues and operating results may also be negatively affected by any increase in the cost of goods that is not favorable to the Corporation.

The Corporation may build its own sales force or enter into a commercial agreement with a third party for the sale and marketing of its products and there is no guarantee that the Corporation will be able to achieve one of these tasks.

The Corporation may build its own sales force or enter into a commercial agreement with a third party for the sale and marketing of its therapeutic products and there is no guarantee that the Corporation will be able to achieve one of these tasks. The Corporation currently has limited marketing capabilities and a minimal sales force for its bioseparations business. In addition, the Corporation has limited experience in developing, training or managing a pharmaceutical marketing or sales force. In order to commercialize its products, the Corporation must either develop its own sales force or enter into a commercial agreement with a third party. The development of a sales force is costly and will be time-consuming given the limited experience the Corporation has in that respect. To the extent the Corporation develops a sales force, the Corporation will be competing against companies who have more experience managing a sales force than the Corporation and access to more funds than the Corporation with which to manage a sales force. Consequently, there can be no guarantee that the sales force that the Corporation would develop would be efficient and would maximize the revenues derived from the sale of the Corporation’s therapeutic products.

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Finding a third party for the sale and commercialization of a product is a lengthy process which includes the assessment of the services to be performed by the third party, a due diligence on the Corporation’s products and the negotiation of the terms and conditions of a commercial agreement. The outcome of this process is uncertain and the Corporation may not be able to conclude a commercial agreement. If such an event occurs, the Corporation could have to delay the launch of its products which could adversely materially affect the financial conditions and the operating results of the Corporation. There is no assurance that any such third party will dedicate the resources required to enable a successful launch of the product, maximize the sale of the product or comply with all applicable laws or the terms of the commercial agreement.

The failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.

The failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products. The Corporation will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The Corporation tries to protect its intellectual property license by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Corporation’s patents are invalidated or found to be unenforceable, it will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Corporation the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Corporation from developing its product candidates, selling its products or commercializing its patented technology. Thus, patents that the Corporation owns may not allow it to exploit the rights conferred by its intellectual property protection. Moreover, the Corporation’s pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect its products and technologies or may not provide the Corporation with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that the Corporation has developed or discover the Corporation’s trade secrets. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, Europe and the USA, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively. Although the Corporation has received many patents for its products, there can be no guarantee that the Corporation will receive patents in countries where it files patent applications for its products. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, the Corporation cannot guarantee that:

•	the Corporation or Corporation’s licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	the Corporation or Corporation’s licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of the Corporation or Corporation’s licensors’ technologies;

•	any of the Corporation or Corporation’s licensors’ pending patent applications will result in issued patents;

•	any of the Corporation or Corporation’s licensors’ patents will be valid or enforceable;

•	any patents issued to Prometic or Prometic’s licensors and collaboration partners will provide the Corporation with any competitive advantages, or will not be challenged by third parties;

•	the Corporation will develop or in-license additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on Prometic’s business.

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The Corporation relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position.

The Corporation also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Corporation tries to protect this information by entering into confidentiality undertakings with parties that have access to it, such as the Corporation’s current and prospective suppliers, employees and consultants. Any of these parties may breach the undertakings and disclose the confidential information to the Corporation’s competitors. Enforcing a claim that a third party illegally obtained and is using trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, it could divert management’s attention. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, the Corporation’s competitive position could be harmed.

The Corporation may not be able to protect its intellectual property rights throughout the world.

The Corporation may not be able to protect its intellectual property rights throughout the world. Filing, prosecuting and defending patents on all of our product candidates and products, when and if the Corporation has any, in every jurisdiction would be prohibitively expensive. Competitors may use our technologies in jurisdictions where the Corporation or its licensors have not obtained patent protection to develop our own products. These products may compete with our products, when and if the Corporation has any, and may not be covered by any of its or its licensors’ patent claims or other intellectual property rights.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and USA, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and USA, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favour the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for the Corporation to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Patent protection for the Corporation’s product candidates or products may expire before it is able to maximize their commercial value which may subject the Corporation to increased competition and reduce or eliminate its opportunity to generate product revenue.

Patent protection for the Corporation’s product candidates or products may expire before it is able to maximize their commercial value which may subject the Corporation to increased competition and reduce or eliminate its opportunity to generate product revenue. The patents for its product candidates have varying expiration dates and, when these patents expire, the Corporation may be subject to increased competition and may not be able to recover its development costs. In some of the larger economic territories, such as Canada, the USA and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product candidate’s regulatory review. However, the Corporation cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other form of exclusivity for a product candidate under its own laws and regulations, the Corporation may not be able to qualify the product candidate or obtain the exclusive time period.

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If the Corporation is unable to obtain patent term extension/restoration or some other exclusivity, the Corporation could be subject to increased competition and its opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, the Corporation may not have sufficient time to recover its development costs prior to the expiration of its Canadian and non-Canadian patents.

The Corporation may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and may be unable to protect its rights to, or use of, its technology.

The Corporation may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and may be unable to protect its rights to, or use of, its technology. If the Corporation chooses to go to court to restrain a third party from using the inventions claimed in its patents or licensed patents, that individual or corporation has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if the Corporation was successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are invalid or unenforceable and that the Corporation does not have the right to retrain the third party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to grant a decision or judgment in the Corporation’s favour on the ground that such other party’s activities do not infringe the Corporation’s rights.

If the Corporation wishes to use the technology or compound claimed in issued and unexpired patents owned by a third party, the Corporation will need to obtain a license from such third party, enter into litigation to challenge the validity or enforceability of the patents or incur the risk of litigation in the event that the owner asserts that the Corporation infringed its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that the Corporation may require to develop or commercialize its product candidates may have a material adverse impact on the Corporation’s operating results and financial condition.

If a third party asserts that the Corporation infringed their patents or other proprietary rights, the Corporation could face a number of risks that could seriously harm its results of operations, financial condition and competitive position, including:

•

patent infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•

substantial damages for past infringement, which the Corporation may have to pay if a court determines that its product candidates or technologies infringe a competitor’s patent or other proprietary rights;

•

a court prohibiting the Corporation from selling or licensing its technologies or future drugs unless the third party licenses its patents or other proprietary rights to the Corporation on commercially reasonable terms, which it is not required to do; and

•

if a license is available from a third party, the Corporation may have to pay substantial royalties or lump sum payments or grant cross licenses to its patents or other proprietary rights to obtain that license.

The biopharma industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Corporation, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If the Corporation is sued for patent infringement, the Corporation would need to demonstrate that its product candidates or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and the Corporation may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

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Canadian patent laws as well as the laws of some foreign jurisdictions provide for provisional rights in published patent applications beginning on the date of publication, including the right to obtain reasonable royalties, if a patent is subsequently issued and certain other conditions are met. While the Corporation believes that there may be multiple grounds on which to challenge the validity of the Canadian patent and the foreign counterparts, the Corporation cannot predict the outcome of any invalidity challenge. Alternatively, it is possible that the Corporation may determine it prudent to seek a license from the patent holder to avoid potential litigation and other potential disputes. The Corporation cannot be sure that a license would be available to the Corporation on acceptable terms, or at all.

Because some patent applications in the USA may be maintained in secrecy until the patents are issued, because patent applications in Canada and many foreign jurisdictions are typically not published until 18 months after filing, and because publications in the scientific literature often lag behind actual discoveries, the Corporation cannot be certain that others have not filed patent applications for technology covered by its licensors’ issued patents or its pending applications or its licensors’ pending applications, or that the Corporation or its licensors were the first to invent the technology.

Patent applications filed by third parties that cover technology similar to the Corporation’s may have priority over its or its licensors’ patent applications and could further require the Corporation to obtain rights to issued patents covering such technologies. If another party files a USA patent application on an invention similar to the Corporation’s, the Corporation may elect to participate in or be drawn into an interference proceeding declared by the USA Patent and Trademark Office (USPTO) to determine priority of invention in the USA. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our USA patent position with respect to such inventions.

Some of its competitors may be able to sustain the costs of complex patent litigation more effectively than the Corporation can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on its ability to raise the funds necessary to continue its operations. The Corporation cannot predict whether third parties will assert these claims against the Corporation or against its licensors, or whether those claims will harm our business. If the Corporation is forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favour of or against the Corporation or its licensors, the Corporation may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, the Corporation may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to the Corporation, if at all, which could seriously harm its business or financial condition.

The Corporation’s commercial success depends, in part, on its ability not to infringe on third parties’ patents and other intellectual property rights. The Corporation’s capacity to commercialize its products will depend, in part, on the non-infringement of third parties’ patents and other intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always clear to participants, including the Corporation, which patents cover various types of products or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The holding of patents by the Corporation for its products and their applications does not guarantee that the Corporation is not infringing on other third parties’ patents and there can be no guarantee that the Corporation will not be in violation of third parties’ patents and other intellectual property rights. Patent analysis for non-infringement is based in part on a review of publicly available databases. Although the Corporation reviews from time to time certain databases to conduct patent searches, it does not have access to all databases. It is also possible that some of the information contained in the databases has not been reviewed by the Corporation or was found to be irrelevant at the time the searches were conducted. In addition, because patents take years to be issued, there may be currently pending applications that the Corporation is unaware of which may later be issued. As a result of the foregoing, there can be no guarantee that the Corporation will not violate third-party patents. Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that the Corporation infringes upon any of its patents or any of its other intellectual property rights.

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There is no guarantee that the Corporation will not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and will divert management’s attention from the daily execution of the Corporation’s business plan. Litigation implies that a portion of the Corporation’s financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of its business plan. If the Corporation is involved in patent infringement litigation, it will need to demonstrate that its products do not infringe the patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If the Corporation was found liable for infringement of third parties’ patents or other intellectual property rights, the Corporation could be required to enter into royalty or licensing agreements on terms and conditions that may not be favourable to the Corporation, and/or pay damages, including up to treble damages (but only if found liable of willful infringement) and/or cease the development and commercialization of its products. Any finding that the Corporation is guilty of patent infringement could materially adversely affect the business, financial conditions and operating results of the Corporation.

The Corporation has not been served with any notice that it is infringing on a third party patent, but there may be issued patents that the Corporation is unaware of that its products may infringe, or patents that the Corporation believes it does not infringe but could be found to be infringing.

The Corporation faces competition and the development or marketing of new products by other companies could materially adversely affect the Corporation’s business and its products.

The Corporation faces competition and the development or marketing of new products by other companies could materially adversely affect the Corporation’s business and its products. The biopharmaceutical and pharmaceutical industries are highly competitive and the Corporation must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products. Some of these competitors develop the same, similar or different products or active active pharmaceutical ingredients (APIs) in the indications in which the Corporation is involved and could be considered direct or indirect competitors.

In the indications currently being studied by the Corporation for development, there may exist companies that are at a more advanced stage of developing a product to treat those same diseases. Some of these competitors have capital resources, research and development personnel and facilities that are superior to the Corporation’s. In addition, some competitors are more experienced than the Corporation in the commercialization of medical products and already have a sales force in place to launch new products. Consequently, they may be able to develop alternative forms of medical treatment which could compete with the products of the Corporation and commercialize them more rapidly and effectively than the Corporation.

The Corporation depends on its key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on its business and growth potential.

The Corporation depends on its key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on its business and growth potential. The Corporation’s mission is to discover or acquire novel therapeutic products targeting unmet medical needs in attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of management could have a material adverse effect on the business of the Corporation. In addition, the Corporation’s growth is and will continue to be dependent, in part, on its ability to retain and hire qualified scientific personnel. There can be no guarantee that the Corporation will be able to continue to retain its current employees or will be able to attract qualified personnel to pursue its business plan.

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The development and commercialization of drugs, sale of plasma and resins could expose the Corporation to liability claims which could exceed its insurance coverage.

The development and commercialization of drugs, sale of plasma and resins could expose the Corporation to liability claims which could exceed its insurance coverage. A risk of product liability claims is inherent in the development and commercialization of human therapeutic products, sale of plasma or resins. Product liability insurance is very expensive and offers limited protection. A product liability claim against the Corporation could potentially be greater than the coverage offered and, therefore, have a material adverse effect upon the Corporation and its financial position. Furthermore, a product liability claim could tarnish the Corporation’s reputation, whether or not such claims are covered by insurance or are with or without merit.

The Corporation may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered into with third parties.

The Corporation may not receive the full payment of all product sales, license fees, milestones or royalty payments pursuant to the agreements entered into with third parties and, consequently, the financial conditions and the operating results of the Corporation could be adversely impacted. The Corporation may enter into license agreements and other forms of agreements with third parties regarding the development and commercialization of some of its technologies and products. These agreements generally require that the third party pays to the Corporation certain amounts upon the attainment of various milestones and possibly include royalties on the sale of the developed product. There can be no guarantee that the Corporation will receive the payments described in those agreements since the development of the products may be cancelled if the research does not yield positive results. Under such circumstances, the Corporation would not receive royalties as well. Even if the development of a product yields positive results, all of the risks described herein with respect to the obtaining of regulatory approval are applicable. Finally, if there occurs a disagreement between the Corporation and the third party, the payment relating to product sales, license fees, the attainment of milestones or of royalties may be delayed. The occurrence of any of those circumstances could have a material adverse effect on the Corporation’s financial condition and operating results.

If the Corporation breaches any of the agreements under which it acquires or licenses rights to its product candidates or technology from third parties, it could lose license rights that are important to its business.

If the Corporation breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, it could lose license rights that are important to its business. The Corporation licenses the development and commercialization rights for certain product candidates, and could, potentially, enter into similar licenses for other products in the future. Under these licenses, the Corporation is subject to various obligations, including royalty and milestone payments, annual maintenance fees, limits on sublicensing, insurance obligations and the obligation to use commercially reasonable best efforts to develop and exploit the licensed technology. If the Corporation fails to comply with any of these obligations or otherwise breach these agreements, its licensors may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm its financial condition and operating results.

The Corporation may be subject to damages resulting from claims that the Corporation, or its employees or consultants, have wrongfully used or disclosed alleged trade secrets of third parties.

The Corporation may be subject to damages resulting from claims that the Corporation, or its employees or consultants, have wrongfully used or disclosed alleged trade secrets of third parties. Many of its employees were previously employed, and certain of its consultants are currently employed, at universities, public institutions,

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biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although the Corporation has not received any claim to date, the Corporation may be subject to claims that the Corporation, or these employees or consultants, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these current or former employers. Litigation may be necessary to defend against these claims.

If the Corporation fails in defending such claims, in addition to paying monetary damages, the Corporation may lose valuable intellectual property rights or personnel. The Corporation may be subject to claims that employees of its partners or licensors of technology licensed by the Corporation have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. The Corporation may become involved in litigation to defend against these claims. If the Corporation fails in defending such claims, in addition to paying monetary damages, the Corporation may lose valuable intellectual property rights or personnel.

Disruptions to information technology systems of the Corporation could materially adversely affect the Corporation’s business.

Disruptions to information technology systems of the Corporation could materially adversely affect the Corporation’s business. The Corporation depends on its information technology systems for the efficient functioning of its business, including financial reporting, accounting and data storage.

Management believes that the Corporation’s information technology architecture is resilient, relying on redundant material components to prevent material failures, redundant telecommunication links to prevent communication failures. However, systems may be subject to damage or interruption resulting from power outages, telecommunication failures, computer viruses, security breaches, cyber-attacks and catastrophic events. Difficulties with the hardware and software platform may require the Corporation to incur substantial costs to repair or replace it, could result in a loss of critical data and could disrupt operations, which could have a material adverse effect on the Corporation’s business and financial results. Prolonged disruptions to information technology systems may reduce the efficiency of the Corporation’s entire operation, which could materially adversely affect its business.

Data Security Incidents and Privacy Breaches could result in important remediation costs, penalties, increased cyber security costs, lost revenues, litigation and reputational harm.

Data Security Incidents and Privacy Breaches could result in important remediation costs, penalties, increased cyber security costs, lost revenues, litigation and reputational harm. A significant judgment against the Corporation or the imposition of a significant fine or penalty or a finding that the Corporation has failed to comply with privacy laws or regulations could have a significant adverse impact on the Corporation’s ability to continue operations Cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks and security breaches could include unauthorized attempts to access, disable, improperly modify or degrade the Corporation’s information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly more targeted and difficult to detect and prevent against. Cyber-attacks and privacy breaches could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer, patients and investor confidence, which could materially adversely affect the Corporation’s business and financial results.

The Corporation may be subject to environmental remediation obligations or other obligations under environmental laws and regulations and climate change could exacerbate certain of the threats facing the Corporation’s business.

The Corporation may be subject to environmental remediation obligations or other obligations under environmental laws and regulations and climate change could exacerbate certain of the threats facing the Corporation’s business. The Corporation is subject to laws and regulations concerning the environment, safety matters, regulation of

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chemicals and product safety in the countries where it operates its business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of the Corporation’s business, hazardous substances may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject the Corporation to remediation obligations regarding contaminated soil and groundwater or potential liability for damage claims.

In addition, global climate change could exacerbate certain of the threats facing the Corporation’s business, including the business continuity depends on how well the Corporation protects its facilities and equipment. Several areas of the Corporation’s operations further raise environmental considerations, such as greenhouse gas emissions and disposal of hazardous residual materials. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm to the Corporation’s brand and reputation which could potentially have an advance effect on the Corporation’s business and financial results.

DIVIDENDS

To date, and despite not having any restriction preventing it from doing so, the Corporation has not paid any dividends in respect of any class of shares in its share capital, and it does not anticipate paying dividends in the short term. At the present time, the practice of the Board of directors is to reinvest all available funds in operating activities.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares, and an unlimited number of preferred shares issuable (the “Preferred Shares”) in series. As of April 1st, 2019, 739,130,546 Common Shares were issued and outstanding and no Preferred Shares were issued.

Common Shares

The holders of Common Shares are entitled to one vote per share at all meetings of the shareholders, and are entitled to receive dividends, as may be declared from time to time by the Board of Directors. In the event of the voluntary (or involuntary) liquidation, dissolution, winding up or other distribution of the assets of the Corporation, the holders of Common Shares are entitled to receive the remaining property of the Corporation, subject to the preference rights of the holders of Preferred Shares, if any.

Take-Over Bid Protection

The Shareholder Rights Plan and the Spin-Off Shareholder Rights Plan (together, the “Rights Plans”) were originally approved by the shareholders of the Corporation on May 3, 2006 for an initial three-year period. The first renewal of the Rights Plans, as amended and restated on March 30, 2009 were approved by the shareholders of the Corporation on May 6, 2009 for an additional three-year period. The second renewal of the Rights Plans, as amended and restated on March 14, 2012 were approved by the shareholders of the Corporation on May 9, 2012, for an additional three-year period. The third renewal of the Rights Plans, as amended and restated on March 25, 2015 were approved by the shareholders of the Corporation on May 13, 2015, for an additional three-year period. The fourth renewal of the Rights Plans, as amended and restated on March 22, 2018 were approved by the shareholders of the Corporation on May 9, 2018, for an additional three-year period.

The text of the Shareholder Rights Plan and the Spin-Off Shareholder Rights Plan can be found at www.sedar.com

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Preferred Shares

The directors of the Corporation may issue Preferred Shares in one or more series, each series to consist of such number of shares as determined by the directors, which may also fix the designation, rights, restrictions, conditions and limitations to be attached to the Preferred Shares of each series.

The holders of Preferred Shares, if any, do not have any voting rights for the election of directors or for any other purpose, nor are they entitled to attend meetings of the shareholders, except as to any amendment to the rights, privileges, restrictions and conditions attached to the Preferred Shares, which amendment must be approved by at least 2/3 of the votes cast at a meeting of the holders of Preferred Shares called for that purpose.

The holders of Preferred Shares are entitled to dividends, and have preference over the other classes of shares (including Common Shares) with respect to payment of dividends.

In the event of liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation, the holders of Preferred Shares are entitled to receive in preference to the holders of any other classes of shares: (i) an amount equal to the amount paid up on such shares, together with, in the case of cumulative dividends, all unpaid cumulative dividends and, in the case of non-cumulative dividends, all declared and unpaid non-cumulative dividends, and (ii) if the liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, that would have been payable on the redemption of the Preferred Shares.

The Preferred Shares are redeemable or may be purchased for cancellation by the Corporation at such times and at such prices and upon such conditions as may be specified in the rights, privileges, restrictions and conditions attached to the relevant series.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the TSX under the symbol “PLI”. The table below indicates the price ranges on a per share basis and the volume traded on a monthly basis during the 2018 Financial Year.

Month	High Price	Low Price	Close Price	Trading Volume
January 2018	$1.80	$1.29	$1.74	25,813,278
February 2018	$1.80	$1.39	$1.42	17,824,813
March 2018	$1.52	$0.86	$0.88	26,462,699
April 2018	$0.94	$0.63	$0.79	32,754,339
May 2018	$0.84	$0.67	$0.79	15,612,496
June 2018	$0.83	$0.45	$0.52	52,207,339
July 2018	$1.01	$0.49	$0.67	34,510,605
August 2018	$0.72	$0.51	$0.60	16,961,998
September 2018	$0.63	$0.46	$0.48	22,351,907
October 2018	$0.59	$0.39	$0.45	19,414,981
November 2018	$0.49	$0.36	$0.43	23,184,028
December 2018	$0.43	$0.26	$0.26	22,094,390

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Prior Sales

The following table summarizes the distribution of securities other than Common Shares that were issued during the most recently completed financial year, identifying the type of security, the price per security, the number of securities issued, expiry date and the date on which the securities were issued. In addition, 19,401,832 warrants convertible into preferred shares series A were issued In February 2019 at $0.156 per security. These warrants expire on February 22, 2027.

Month	Type of Security	Number of Securities		Price per Security	Expiry Date
January 2018	Warrants	4,000,000	(1)	$3.00	January 29, 2023
April 2018	Stock Options	145,350		$0.77	April 10, 2028
November 2018	Warrants	128,056,881	(2)	$1,00	November 30, 2026
December 2018	Stock Options	10,327,249		$0.77	December 4, 2028
December 2018	Stock Options	149,750		$0.41	December 7, 2028
December 2018	Stock Options	260,612		$0.39	December 13, 2018
December 2018	Restricted Share Units	10,356,110		n/a	December 31, 2020

Notes:

(1)	These warrants were issued as consideration under a license agreement entered into with a third party.
(2)	See our material change report dated November 14, 2018 in connection with the line of credit and original issue discount notes from SALP.

DIRECTORS AND EXECUTIVE OFFICERS

The two following tables set out the names, province or state of residence of the directors and officers of the Corporation as of April 1st, 2019, their positions with the Corporation, their present principal occupation and, when they are directors of the Corporation, the year in which they were appointed. The present term of each director will expire immediately prior to the next annual meeting of the shareholders of the Corporation.

Directors

Directors
Name and Province or State and Country of Residence	Board of Directors and Committees Membership	Director Since	Current Principal Occupation
Simon Best Edinburgh, UK	• Chairman of the Board of Directors • Audit, Risk and Finance Committee • HR and Compensation Committee • Corporate Governance and Nominating Committee • Defense Strategy Committee (Chair) • PSDAM Committee(1) (Chair)	2014	Interim Chief Executive Officer of Prometic Life Sciences Inc.

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Directors
Name and Province or State and Country of Residence	Board of Directors and Committees Membership	Director Since	Current Principal Occupation
Stefan Clulow Ontario, Canada	• Board of Directors • PSDAM Committee(1)	2014	Managing Director and Chief Investment Officer of Thomvest Asset Management and Managing Director of Thomvest Seed Capital Inc. since May 2010

Kenneth Galbraith British Columbia, Canada	• Board of Directors • Audit, Risk and Finance Committee • HR and Compensation Committee • PSDAM Committee(1)	2016	Managing Director of Five Corners Capital since 2013

David John Jeans Marlow, UK	• Board of Directors • HR and Compensation Committee (Chair) • PSDAM Committee(1)	2017	Corporate Director

Charles Kenworthy California, USA	• Board of Directors	2013	Executive Vice-President, Corporate Strategy, NantWorks, LLC since 2011 and President of Nant Capital, LLC.

Louise Ménard Québec, Canada	• Board of Directors • HR and Compensation Committee • Corporate Governance and Nominating Committee (Chair) • Defense Strategy Committee	2009	President, Groupe Méfor inc. since 1997

Paul Mesburis Ontario, Canada	• Board of Directors • Audit, Risk and Finance Committee (Chair) • Corporate Governance and Nominating Committee • Defense Strategy Committee	2009	Managing Principal, Empyrean Capital

Zachary Newton Ontario, Canada	• Board of Directors	2018	Director, Thomvest Asset Management since March 2016

(1)	Plasma Strategy Development and Asset Monetization Committee.

Biographies

The following are brief profiles of the executive officers and directors of the Corporation, including a description of each individual’s principal occupation within the past five years.

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Non-Executives Directors

Stefan Clulow. Mr. Stefan Clulow is Managing Director and Chief Investment Officer of Thomvest, a private investment firm. Prior to joining Thomvest, Mr. Clulow practiced corporate and tax law in Toronto and Silicon Valley. Mr. Clulow sits on the boards of a number of private companies and charitable organizations. He received a B.A. and an LL.B. from McGill University and is a member of the State Bar of California and the Law Society of Ontario.

Kenneth Galbraith. Mr. Kenneth Galbraith is the Managing Director of Five Corners Capital. He joined Ventures West as a General Partner in 2007 and led the firm’s biotech practice prior to founding Five Corners Capital in 2013 to continue managing the Ventures West investment portfolio. Mr. Galbraith is a well-known and active member of the North American life sciences community with over 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. Previously, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Starting in the biotech sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO when QLT’s market capitalization exceeded US$5 billion. He has served on the board of directors of several public and private biotechnology companies, including Zymeworks, Angiotech Pharmaceuticals (ANPI), Aquinox (AQXP), Alder Pharmaceuticals (ALDR), Tekmira (TKMR) and Cardiome Pharma (CRME). He currently serves on the Board of Directors of Macrogenics (MGNX) and Profound Medical. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia in 1985 and appointed a Fellow of the Chartered Accountants of BC in 2013.

David John Jeans. Mr. David John Jeans, CBE, CEng, BSc MIChemE, is currently Chairman of Digital Health and Care Institute. He is also a nonexecutive Director of Renishaw plc. and Edinburgh Molecular Imaging Ltd. His past non-executive positions include Chairmanship of Imanova Ltd and the UK BioCentre as well as Directorships of Alliance Medical and Myconostica. He was previously the Chair of Cardiff University and a Director of the University Employers Association. From 2009 to 2011. Mr. Jeans was Deputy Chief Executive of the Medical Research Council, a member of its Audit and Risk Committee and Chaired the Trustee Board of MRC Technology until 2014. He was appointed by the Prime Minister of United Kingdom in 2014 as the Life Science Champion for medical technology. Mr. Jeans has lead Innovate UK’s Stratified Medicine Advisory Board since 2009 and the KTN’s Health Board since 2011. He is also Chair of the Strategic Advisory Panel for the Singapore Government’s Diagnostics Hub since 2014. In an industrial career spanning 35 years, he held senior international leadership positions in global companies including Smith & Nephew, Bristol Myers Squibb, Johnson & Johnson and Amersham plc. Mr. Jeans headed the commercial function of GE’s Life Science business and was the Chairman of its UK Healthcare Company. Mr. Jeans is engaged with international, national and local charities including the Africa Research Excellence Fund and the Clare Foundation. He was awarded the CBE for services to Life Sciences, Healthcare and Science in 2012.

Charles N. Kenworthy. Mr. Charles N. Kenworthy is Executive Vice-President, Corporate Strategy, NantWorks, LLC since 2011 and President of Nant Capital, LLC. Mr. Kenworthy received his Bachelor of Arts from the University of California, Los Angeles, in 1980 and his Juris Doctorate from the University of San Diego School of Law in 1985. He joined the law firm of Allen Matkins in the mid-1980’s and was a partner when he departed in 2006. Thereafter, he joined Abraxis Biosciences, LLC as Executive Vice-President, Corporate Strategy.

Louise Ménard. Ms. Louise Ménard is President and director of Groupe Méfor Inc., a family holding company since 1997. From August 2007 to October 2016, she served on the board of directors of the Société des alcools du Québec (SAQ), was chair of its Governance Committee from 2007 to 2014, member of its Human Resources Committee from 2007 to 2016 and member of its Commercial Practices Committee from 2014 to 2016. Ms. Ménard also serves on the board of the directors of La Pièta since December 2012. From 2004 to 2007, Ms. Ménard served as board

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member of Compcorp Inc. (now Assuris Inc.), and was member of its Corporate Governance Committee and its Communications Committee. She also served on the board of directors of the Montreal Heart Institute Foundation from 1991 to 2006, and was a member of its Executive Committee from 1992 to 1998. From 2000 to 2002, she acted as Chairman of the board of directors of Alena Capital Inc. and from 1999 to 2001, she was on the board of directors of Bruneau Minerals Inc., a public company listed on the Montreal Stock Exchange. From 2003 to 2011, she was on the board of directors, and was a member of the Executive Committee (2003 and 2004) and the Corporate Governance Committee (2010) of On the Tip of the Toes Foundation and from 1988 to 1997, she was Vice president, Corporate and Legal Affairs of Sodarcan Inc., a public company listed on the TSX (now Aon Canada). She holds an LL.L from Université de Montréal (1973) and has graduated from the College of Directors of Laval University in 2009.

Paul Mesburis. Mr. Paul Mesburis is the Managing Principal of Empyrean Capital, and has more than twenty years of international experience in financial and capital markets. His capital markets experience encompasses senior roles for both buy-side and sell-side firms. On the buy-side, he has managed portfolios for global investment strategies in both debt and equities. On the sell-side, his experience includes senior roles in mergers and acquisitions, investment banking, and institutional equity research at HSBC Securities, Scotiabank Global Banking and Markets and Deutsche Bank Securities. His views on investments have been quoted in the media, including Report on Business of The Globe and Mail and the Financial Post, as well as the subject of features on BNN—Business News Network. In 2012, he was honoured with a Canadian Lipper Fund Award which recognizes funds that have excelled in delivering consistently strong risk-adjusted performance, relative to their peers. He received his Master of Business Administration degree from the Schulich School of Business at York University, his Bachelor of Arts degree from the University of Toronto, and has completed Executive Education at Harvard Business School. Mr. Mesburis holds the Chartered Professional Accountant (Ontario), Certified Public Accountant (Illinois), and Chartered Financial Analyst designations. Mr. Mesburis serves on the board of directors and is the Chair of the Audit Committees of Avivagen Inc. and EEStor Corp. In addition, he is the Lead Director of Avivagen Inc. and Co-Chair of EEStor Corp.

Zachary Newton. Mr. Zachary Newton is a Director at Thomvest, a private investment firm, where he is responsible for sourcing, executing and managing venture and non-venture investments. Mr. Newton also sits on the Board of Directors of ecobee Inc. and is actively involved with several community organizations, including as past Co-Chair of the Art Gallery of Ontario’s AGO Next program. Mr. Newton received a J.D./M.B.A. from the University of Toronto and an B.A. (Honors) from Cornell University.

Executive Officers

Executive Officers
Name and Province or State and Country of Residence	Office held with the Corporation	With Prometic Since
Simon Best Edinburgh, UK	Interim President and Chief Executive Officer	2014
Bruce Pritchard Hertfordshire, UK	Chief Operating Officer and Interim Chief Financial Officer	2006
Patrick Sartore Québec, Canada	Chief Legal Officer and Corporate Secretary	2006
John Moran California, USA	Chief Medical Officer	2012
Bruce Wendel Connecticut, USA	Chief Business Development Officer	2008

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During the last five years, the above senior officers have held the position shown opposite their respective names or have occupied a management position with the same or a related entity except for:

(i)

Prof. Simon Best was nominated on the Corporation’s Board of Directors and appointed Chairman of Board on May 14, 2014. Prof. Best took over the role of Interim President and Chief Executive Officer on December 19, 2018 following the departure of Mr. Pierre Laurin;

(ii)

Mr. Bruce Pritchard was appointed Chief Operating Officer on August 12, 2014. Mr. Pritchard was Chief Financial Officer of the Corporation from July 2018 to November 2015. Mr. Pritchard is Interim Chief Financial Officer since August 9, 2017 following the departure of Mr. Greg Weaver;

(iii)	Dr. John Moran who was appointed on the Board of Directors in March 2012 and Chief Medical Officer of the Corporation on March 1, 2014;
(iv)	Mr. Patrick Sartore who previously held the position of General Counsel and Corporate Secretary was appointed Chief Legal Officer and Corporate Secretary on May 13, 2015; and
(v)

Mr. Bruce Wendel was granted a Board seat on the Corporation’s Board of Directors on December 10, 2008 pursuant to a strategic alliance entered into between Prometic and Abraxis BioScience. Mr. Bruce Wendel was an employee of Prometic Biotherapeutics, Inc., a wholly-owned subsidiary of the Corporation, from April 1, 2012 to May 13, 2014, at which date his employment agreement terminated. On April 3, 2018, Mr Wendel was appointed Chief Business Development Officer (CBDO) on April 3, 2018. On May 30, 2018 Mr. Wendel resigned from his role as Director on the Board of Directors to better pursue his role of CBDO.

Biographies

Executive Officers Who Also Serve as Directors

Simon Best, Interim President and Chief Executive Officer. Prof. Simon Best is Chairman of the Board since May 2014 as well as interim President and Chief Executive Office since December 19, 2018. Prof. Best is a seasoned veteran of the global Lifescience Industry with experience, both as a Founder, Chief Executive Officer and Chairman or board member of entrepreneurial companies and as a Chairman or board member of major industry bodies and public sector institutions in the UK, USA, Europe, Asia and Latin America including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). He is also an experienced Angel, Venture Capital and Private Equity investor. In 1999, the World Economic Forum nominated him a Global Leader of Tomorrow and in 2000, a Technology Pioneer of the Year. In 1999, he was nominated as “Science and Technology Venturer of the Year” by the Financial Times. He was awarded the London Business School Alumni Achievement Prize in 2007. He holds an MBA from London Business School and an Honorary Doctorate and B.Mus from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh. From November 2015 to December 2017, Prof. Best served on the board of Evofem Inc., a women’s health company based in San Diego. From March 2010 to August 2015, Prof. Best was the Chairman of Edinburgh BioQuarter with responsibility for company formation and technology transfer for the University of Edinburgh. In September 2015, this entity was replaced by Sunergos Innovations Limited. Sunergos was reabsorbed by the University in February 2017 after which Prof. Best continued to serve as a Senior Advisor. Prof. Best held also the position of Chief Executive Officer at Aquapharm Biodiscovery Ltd. (a company in the sector of drug discovery) from May 2010 to November 2012.

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Executive Officers Who Do Not Serve as Directors

John Moran, Chief Medical Officer. Dr. John Moran MD, FRACP, FACP, has served as Chief Medical Officer of Prometic since March 1, 2014. From 2010 until joining the Corporation, Dr. Moran was Vice President, Clinical Affairs—Home modalities at DaVita Healthcare Partners Inc. where he had the overall responsibility for quality of care and related business issues for over 20,000 home dialysis patients in over 1,000 care centers. Previously, Dr. Moran served for eight years as Senior Vice President, Clinical Affairs for Satellite Healthcare. Dr. Moran also served for, five years at Baxter Healthcare, as Global Medical Director for the Renal Division and for two years as Vice President for Clinical Development and Marketing.

Bruce Pritchard, Chief Operating Officer, and Interim Chief Financial Officer. Mr. Bruce Pritchard joined PLI as CFO of the UK subsidiary, Prometic Biosciences Ltd. (“PBL”) in 2006 and was promoted CFO of the group in 2008, relinquishing that post in November 2015. He became Chief Operating Officer in August 2014, and Interim Chief Financial Officer on August 9, 2017. He is a chartered accountant with many years of experience in general management, operations and corporate accountancy including senior finance positions with biotech and pharmaceutical companies. He has a proven track record of success in strategic acquisitions and in raising debt and equity finance. A Heriot-Watt University graduate, Mr. Pritchard gained a BA in Accountancy and Computer Science in 1993, he qualified as a Member of the Institute of Chartered Accountants of Scotland in 1996. He was appointed a Fellow of the Institute of Directors in 2014.

Patrick Sartore, Chief Legal Officer and Corporate Secretary. Mr. Patrick Sartore joined Prometic in 2006 as Senior Legal Counsel – Intellectual Property, was nominated Corporate Secretary of the Corporation in 2007. Mr. Sartore held the position of General Counsel and Corporate Secretary from May 2013 to May 2015, at which date he was appointed Chief Legal Officer and Corporate Secretary. Mr. Sartore was previously employed by Univalor Inc. as Legal Counsel and Leger Robic Richard, L.L.P., a firm specializing in Intellectual Property, Corporate and Commercial Law, as an associate attorney. Mr. Sartore has extensive experience in the areas of intellectual property, technology transfer, licensing and commercialization, private and public financing as well as general corporate and commercial law, namely in the biopharmaceutical field. Mr. Sartore graduated from the University of Montreal with a Bachelor of Law (LLB) in 1999 and was called to the Bar of Québec in 2001. Mr. Sartore also holds a Bachelor of Science, with Distinction, from Concordia University.

Bruce Wendel, Chief Business Development Officer. Mr. Bruce Wendel was Chief Strategy Officer of Hepalink USA from June 2012 to July 2018. Mr. Wendel was Acting Chief Executive Officer of Scientific Protein Laboratories LLC from December 2014 to June 2015, a subsidiary of Shenzhen Hepalink Pharmaceutical CO., Ltd. From 2011 to 2012, he was consultant in the pharmaceutical industry. Mr. Wendel served as Vice Chairman and Chief Executive Officer of Abraxis BioScience until October 15, 2010, when Abraxis was acquired by Celgene Corporation. He was with Abraxis BioScience as of May 2006 and served as Executive Vice President of Corporate Development of Abraxis BioScience until being appointed as Executive Vice President of Corporate Operations and Development in November 2007. Mr. Wendel joined American Pharmaceutical Partners (APP) in 2004 as Vice President of Corporate Development. He began his 14 years with Bristol-Myers Squibb as in-house counsel before shifting to business and corporate development. Before joining APP, he served as Vice President, Business Development and Licensing for IVAX Corporation, a generic drug manufacturer. Previously, Mr. Wendel served in the legal departments of Playtex and Combe. He earned a Juris Doctorate degree from Georgetown University Law School, where he was an editor of Law and Policy in International Business, and a B.S. from Cornell University.

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Independence

As of April 1st, 2019, all of the directors were “independent” in the meaning of Regulation 52-110 respecting Audit Committees except for:

•	Prof. Simon Best is Interim is President and CEO of the Corporation.

•

Mr. Stefan Clulow and Mr. Zachary Newton were designated by SALP to sit on the Corporation’s Board of Directors, pursuant to a number of loan agreements entered into between the Corporation, certain of its affiliates, and SALP (the “Loan Agreements”). Pursuant to the Loan Agreements, SALP is entitled to designate two persons for election to the Corporation’s Board of Directors.

•

Mr. Charles N. Kenworthy was designated by California Capital Equity, LLC (“CCE”) (an affiliate of Abraxis Bioscience International Holding Company, Inc.) to sit on the Corporation’s Board of Directors, pursuant to a securities purchase agreement (the ”Purchase Agreement”) entered into between the Corporation and Abraxis Bioscience International Holding Company, Inc. on September 3, 2008. Pursuant to the Purchase Agreement, CCE is entitled to designate one person for election to the Corporation’s Board of Directors.

Security Holdings

As at April 1st, 2019, the number and percentage of securities of Common Shares or its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers of the Corporation as a group is:

Securities	Number	Percentage of Class
Common Shares	5,767,757	0.78%

The information as to the number of Common Shares owned or over which control is exercised, not being within the knowledge of the Corporation, has been provided by each director and executive officer or is derived from insider reports.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as indicated below, no director or executive officer of the Corporation:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was the subject to an order that was issued while they were acting in the capacity of director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity of director, chief executive officer or chief financial officer.

Dr. Simon Best was Chairman of Ardana PLC, a publicly-traded company on the London Stock Exchange in the UK, which went into administration on June 30, 2008. The company was unable to complete refinancing or a possible sale or merger within a required timeframe. Concurrently, trading in the company’s shares were suspended.

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Except as indicated below, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of Prometic to affect materially the control of the Corporation:

(a)

is, as of the date hereof, or has been within the 10 years before the date hereof, a director or executive office of any company (including the Corporation) that, while they were acting in that capacity, or within a year of them ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) entered into a settlement agreement with a securities regulatory authority; or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material.

Conflicts of Interest

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential material conflict of interest with the Corporation or any of its subsidiaries, except for Mr. Stefan Clulow, Mr. Charles Kenworthy and Mr. Zachary Newton, as disclosed under “Directors and Officers—Independence” and “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, there are no material legal proceedings to which the Corporation is a party or to which its property is subject, and no such proceedings are contemplated.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Trust Company of Canada, having a place of business at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, and the registers of transfers of each class of securities are located in Montréal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of business, the following material contracts of the Corporation were either entered into within the last financial year or before the last financial year but are still in effect as of the date hereof:

Structured Alpha LP (by its partner, Thomvest Asset Management Ltd.)

•

Prometic and SALP are parties to a first loan agreement originally dated September 10, 2013, which provides for an original issue discount loan in the principal amount of $10 million. This loan was amended and restated on July 31, 2014, March 31, 2015 and February 29, 2016, and further amended from time to time (the “First Loan Agreement”). Prometic and SALP are parties to a second loan agreement originally dated July 31, 2014 which provides for an original issue discount loan in the principal amount of $20 million. This loan was amended and restated on March 31, 2015 and February 29, 2016, and further amended from time to time (the “Second Loan Agreement”).

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•

Prometic and SALP are parties to a third loan agreement dated April 27, 2017 which provides for an original issue discount loan in the principal amount of $25 million. This loan was amended from time to time (the “Third Loan Agreement”).

•

Prometic and SALP are parties to a fourth loan agreement dated November 30, 2017, and providing for a delayed-draw term loan of up to USD $80M (CAD $100M10) dated November 30, 2017 as amended from time to time (the “Fourth Loan Agreement”).

•

Prometic and SALP are parties to an omnibus amendment agreement dated November 14, 2018 extending the maturity dates of the First Loan Agreement, the Second Loan Agreement, the Third Loan Agreement and the Fourth Loan Agreement. As part of the consideration for the extension of the maturity dates for the Debt, Prometic cancelled 100,117,594 existing warrants and granted 128,056,881 warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00.

•

Prometic and SALP are parties to an amendment agreement to the Fourth Loan Agreement dated February 22, 2019 securing an additional amount of up to USD $15 million (CAD $19.9M) from SALP under the Fourth Loan Agreement.

ATM

Prometic and Canaccord are parties to a standby equity distribution agreement dated November 27, 2018. Canaccord is acting as agent. The ATM program allows the Corporation, at its sole discretion, subject to the conditions set forth in the Standby Equity Agreement, to issue small tranches of Common Shares from treasury, at prevailing prices and in appropriate market conditions with an aggregate gross sales amount of up to approximately $31 million over the course of a 16-months period following November 27, 2018.

INTERESTS OF EXPERTS

Names of Experts

The consolidated annual financial statements of the Corporation for the 2018 Financial Year included in the Corporation’s 2018 Annual Report have been audited by Ernst & Young LLP.

Interests of Experts

Ernst & Young LLP is independent of the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels du Québec.

[10]	Depending on currency fluctuations.

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AUDIT, RISK & FINANCE COMMITTEE

Audit, Risk and Finance Committee Charter

The Corporation’s Audit, Risk and Finance Committee Charter is reproduced at Appendix A.

Composition

The Audit, Risk and Finance Committee is composed of three financially literate directors, two of which are also independent. Due to the resignation of Ms. Kory Sorenson on March 31, 2019, the Corporation has appointed Mr. Simon Best to fill Ms. Kory Sorenson’s seat on the Audit, Risk and Finance Committee. In appointing Prof. Best, the Corporation is relying on the exemption form the independence of subsection 3.1(3) of National Instrument 52-110- Audit Committees (“NI 52-110”), which exemption is available under section 3.5 of NI 52-110.

Relevant Education and Experience

Member	Relevant Education and Experience
Mr. Paul Mesburis[11]

•  Mr. Mesburis is a Chartered Professional Accountant (Ontario), Certified Public Accountant (Illinois) and a Chartered Financial Analyst. He earned his MBA from the Schulich School of Business at York University and a B.A. from the University of Toronto.

•  He has more than 20 years of experience in the financial services industry. His capital markets experience encompasses roles for both buy-side and sell-side firms.

•  On the buy-side, he has managed portfolios for global investment strategies in both debt and equities.

•  On the sell-side, his experience includes senior roles in mergers and acquisitions, investment banking, and institutional equity research at HSBC Securities, Scotiabank Global Banking and Markets and Deutsche Bank Securities.

•  He has served as a Board member and Audit Committee member of other public and private companies.

Prof. Simon Best

•  Prof. Best received an M.B.A. in 1985 from London Business School.

•  He served as Chairman of Ardana PLC, a UK company listed on the London Stock Exchange, for three years as well as Board member and Audit Committee member on other public and private companies.

Mr. Kenneth Galbraith

•  Prior CFO of QLT which was NASDAQ and TSX traded from 1987 to 2000.

•  Bachelor of Commerce degree from UBC in 1985 with a major in accounting.

•  Chartered Accountant designation granted in 1988 in BC.

•  Former and current Audit Committee Chair and member for many NASDAQ and TSX companies.

[11]	Mr. Paul Mesburis will not stand for re-election on the Board at the next Meeting on June 19, 2019.

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Audit, Risk and Finance Committee Oversight

Since January 1, 2014, all recommendations of the Audit, Risk and Finance Committee to nominate or compensate external auditors were adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit, Risk and Finance Committee has reviewed and approved non-audit services on a case-by-case basis throughout the 2018 Financial Year.

EXTERNAL AUDITOR SERVICES FEES

Ernst & Young LLP have served as the Corporation’s auditors since financial year 2010.

Audit Fees

Ernst & Young LLP provided services and billed the Corporation and its subsidiaries $457,400 for professional services rendered for 2018 Financial Year ($522,525 for the 2017 Financial Year) in relation to the audit of the Corporation’s financial statements, statutory audits of subsidiaries as well as in relation to quarterly reviews and short-form prospectus.

Audit-Related Fees

Ernst & Young LLP did not provide any audit-related services to the Corporation for 2018 and 2017 Financial Years.

Tax Fees

Ernst & Young LLP did not provided services to the Corporation for tax compliance, advice or planning services for 2018 Financial Year ($53,000 for 2017 Financial Year).

All Other Fees

Ernst & Young LLP provided services and billed the Corporation $49,850 for 2018 Financial Year ($38,750 for 2017 Financial Year) for translation services.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may also be found on the SEDAR website at www.sedar.com or on the Corporation’s website at www.Prometic.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year.

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Appendix A

Audit, Risk and Finance Committee Charter

I.	Purpose

The Board of Directors of Prometic Life Sciences Inc. (the “Corporation”) is ultimately responsible for the stewardship of the Corporation, which means that it oversees the direction of the Corporation’s business and affairs delegated to the President and Chief Executive Officer and the other officers of the Corporation. To fulfill this role, the Board may delegate certain responsibilities to the Audit, Risk & Finance Committee (the “Committee”). The Committee is mainly responsible for the five (5) following fundamental matters:

(i) the Corporation’s financial reporting process and internal control systems, (ii) the Corporation’s process to identify and manage risks, (iii) the internal and external audit process; (iv) the Corporation’s communication system to provide an open avenue of communication among the external auditors, the financial and senior management, the internal auditing department (if any), and the Board of Directors and (v) the Corporation’s capital structure and its finance strategy and activities.

II.	General Role and Mandate

External Auditors

1.	Review the independence[12] and the performance of the external auditors.

2.

Recommend to the Board of Directors the appointment of the external auditors, to be approved by the shareholders, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation or the approval of any discharge of auditors where circumstances warrant.

3.	Recommend to the Board of Directors for approval the fees and other compensation to be paid to the external auditors.

4.

Pre-approve non-audit services to be provided to the Corporation or its subsidiaries by the external auditors, other than non-audit services: (i) that were not recognized as non-audit services at the time of the engagement and (ii) that are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

5.

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, review the external auditors’ audit plan, discuss and approve audit scope, reliance upon management and internal audit if or when applicable, and general audit approach. At the conclusion of the audit process, and before releasing the year-end earnings, discuss the results of such audit with the external auditors including the resolution of disagreements between management and the external auditor regarding financial reporting and difficulties encountered in performing the audit.

6.

Discuss with the auditors the quality and not just the acceptability of the Corporation’s accounting principles including all critical accounting policies and practices used, any alternate treatments of financial information that have been discussed with management, the ramification of their use and the auditor’s preferred treatment, as well as any other material communications with management.

7.

Discuss with the external auditors, if or when applicable, the integrity of the Corporation’s internal and external financial reporting processes, and the adequacy of the Corporation’s internal controls and management financial information systems.

[12]

This should include at least on an annual basis, the review of all significant relationships the external auditors have with the Corporation that could impair the auditors’ independence. When discussing auditor independence, the Committee may wish to consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditor.

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8.	The external auditors report to and are accountable to the Committee and the Board of Directors as representatives of shareholders.

Internal Auditors

9.	Review the internal audit budget, organizational structure and qualification of the internal audit department.

10.	Review and approve the internal audit department’s audit plan for the year.

11.	Review and approve the internal audit charter, at minimum every two years.

12.	Receive communications from the head of Internal Audit on the internal audit activity’s performance relative to its plan and other matters.

13.	Review the internal audit report on their review and testing of Internal Controls over Financial Reporting (“ICFR”) and Disclosure Controls at least annually.

14.	Makes appropriate inquiries of management and the head of internal audit to determine whether there is inappropriate scope or resource limitations.

15.

Discuss with internal audit, if or when applicable, the integrity of the Corporation’s internal 7 external financial reporting processes, and the adequacy of the Corporation’s internal controls and management financial information systems.

External Reporting – Financial and Other

16.	Quarterly review of Management’s internal reporting package of the Corporation, understanding the key variances from budget and the impact on the cash flow of the Corporation.

17.

Review and discuss with management, external auditors, and internal audit the Corporation’s audited annual financial statements, any other financial statements to be audited, reviewed interim financial statements, management discussion and analysis and all other public disclosure documents containing material financial information, and make recommendations for their approval by the Board of Directors, prior to filing or distribution. The review should include a discussion with management and the external auditors of significant issues regarding accounting principles, practices and significant management estimates and judgments.

18.	Review and approve the audited statutory financial statements of subsidiaries that must be submitted to local governments, or as delegated by subsidiary Board of Directors

19.	Review of IFRS standards implementation work plan.

20.

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than the public disclosures referred to in paragraph 17 above, and periodically assess the adequacy of those procedures.

21.	Monitor forward-looking information (FLI) disclosure, determine whether updates are required, question management on the assumptions being used to develop FLI.

22.	Review, with the Corporation’s counsel, any legal or regulatory matter that could have a significant impact on the Corporation’s financial statements.

23.

Review and make recommendations with respect to any litigation, claim or contingency that could have a material effect upon the financial position of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Committee.

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24.	Review the CEO/CFO’s report disclosing any fraud involving management or other employees who have a significant role in the issuer’s ICFR.

25.

Review, if applicable, the monitoring reports from the Chair of the Corporate Governance and Nominating Committee and the Chair of the Audit, Risk & Finance Committee, pursuant to the Corporation’s Whistleblower policy.

26.

Review the CEO/CFO’s final report regarding the design and evaluation of the effectiveness of the Disclosure Controls and Procedures (DC&P) and ICFR, affecting the financial statements, Management Discussion and Analysis (MD&A) and Annual Information Form (AIF) including any material weaknesses that may be identified under 52-109.

27.	Review the Corporation’s Annual Information Form and recommend its approval to the Board of Directors.

28.	Prepare and publish an annual Audit, Risk & Finance Committee report in the Corporation’s annual management proxy circular.

Risk Management

29.

On an annual basis, review and discuss with management and internal audit, significant risks and exposures, the steps management has taken to monitor, control and report such risks and exposures, and the effectiveness of the overall process for identifying the principal financial risks affecting financial reporting.

30.	Review and make any recommendation regarding insurance coverage (annually or as may be otherwise appropriate.

31.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors of the Corporation.

32.	Review the Corporations Table of Authority and recommend any amendments to the Board of Directors for approval.

33.	Review and discuss with management the Enterprise Resource Planning (ERP) system, including appropriate scope, significant risks, and resources.

Financial Oversight

34.	In discharging its finance oversight responsibilities, the Committee shall:

a)	Review and discuss the Company’s financial plans, policies and budgets to ensure their adequacy and soundness in providing for the Company’s current operations and long-term growth;

b)	Review, discuss and make recommendations to the Board of Directors concerning proposed equity, debt or other securities offerings and private placements; and

c)	Review and discuss with management significant tax matters.

Other

35.	Determine the appropriateness of declaring dividends.

36.	Review the Annual Budget of the Corporation and recommend its approval to the Board of Directors.

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37.	Annually review and approve guidelines and policies for Treasury and Foreign Exchange operations within the group including the Cash Management and Investment Policy.

38.	Annually review and approve the Corporation’s Information Technology (IT) Policy for Administrators, and IT Disaster Recovery Plan.

39.	Annually review and approve the Corporate Travel and Expenses Policy (Senior Executive Officer and Director Addendum).

40.	Approve the hiring of the Chief Financial Officer and other senior management officers whose principal duties and responsibilities relate directly to the finances of the Corporation.

41.	Review (and update if necessary) the Whistleblower Policy and recommend for BOD approval. Effectiveness of the procedure should be considered with regards to:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

42.	Review (and update if necessary) the Insider Trading Policy and recommend for BOD approval.

Committee Governance

43.	Establish and monitor performance of the Committee against its Annual Workplan ensuring compliance with the Charter of the Audit, Risk & Finance Committee.

44.	Annually assess the effectiveness of the Committee against its general role and mandate (charter) and report the results of the assessment to the Board of Directors.

45.	Review and, if necessary, recommend to the Board of Directors, any update to the Charter of the Audit, Risk & Finance Committee.

46.

Keep records of its activities, meetings, etc. at the office of the Corporate Secretary and report periodically to the Board of Directors on its activities and make recommendations as deemed appropriate.

47.	Perform any other activities consistent with its responsibilities and duties, the Corporation’s by-laws and governing law as the Committee or the Board of Directors deems necessary or appropriate.

The Audit, Risk & Finance Committee may:

(a)	with the approval of the Board of Directors and at the Corporation’s expense engage independent counsel and other external advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any such advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

III.	Composition

The Audit, Risk & Finance Committee shall be comprised of a minimum of three (3) and a maximum of six (6) independent directors of the Corporation, appointed by the Board of Directors following the Annual General Meeting to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

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A member of the Committee is independent if the member has no material relationship with the Corporation, within the meaning of Regulation 52-110 respecting Audit Committees as amended from time to time.

Unless a chairman is elected by the full Board of Directors, or if not present at the meeting, the members of the Audit, Risk & Finance Committee may designate a chairman by majority vote of the full Audit, Risk & Finance Committee membership.

All members of the Audit, Risk & Finance Committee shall be financially literate, that being defined as able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. However, a member who is not financially literate may be appointed to the Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment. At least one member should have accounting or related financial experience and the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with International Financial Reporting Standards (IFRS).

IV.	Meetings

The Committee shall meet at least four (4) times annually, or more frequently as circumstances dictate. The Committee may ask members of management or others to attend meetings and provide pertinent information as required. Quorum for all meetings will consist of at least two (2) members.

The Committee’s Chair shall prepare an agenda in advance of each meeting in consultation with management and the other members of the Committee. External auditors may also be consulted for any item related to their responsibilities and duties.

The Committee shall meet with the external auditors, in private, at least once during the year. The Committee may also communicate with management and external auditors, if deemed necessary, on a quarterly basis to review the Corporation’s interim financial statements.

V.	Work Program

The Audit, Risk & Finance Committee annually establishes a work program in order to fix a schedule to fulfill its responsibilities pursuant to the content of this charter. The Committee uses such work program, inter alia, to evaluate its compliance with this charter.

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GLOSSARY

ALI: Acute Lung Injury

API: Active pharmaceutical ingredient

ARDS: Acute Respiratory Distress Syndrome

AS: Alström Syndrome

BLA: Biologics License Application

CMC: Chemistry, Manufacturing and Controls

CTA: Clinical trial application

EMA: European Medicines Agency

FDA: US Food and Drug Administration

FVC: Forced Vital Capacity

HbA1c: Glycated hemoglobin concentration

IAIP: Inter-alpha Inhibitor Proteins

IND: Investigational New Drug

IPF: Idiopathic Pulmonary Fibrosis

IRB: Institutional Review Board

IVIG: Intravenous Immunoglobulin

MHRA: UK Medicines and Healthcare Products Regulatory Agency

MPA: Medical Products Agency

NAFLD: Non-Alcoholic Fatty Liver Disease

NantPro: NantPro Biosciences, LLC

NASH: Non-Alcoholic Steatohepatitis

NDA: New Drug Application

NDS: New Drug Submission

PBI: Prometic Biosciences Inc.

PBL: Prometic Biosciences Ltd.

PBP: Prometic Bioproduction Inc.

PBT: Prometic Biotherapeutics, Inc.

PIDD: Primary Immunodeficiency Diseases

PIM: Promising Innovative Medicine

PPR USA: Prometic Plasma Resources (USA) Inc.

PPR: Prometic Plasma Resources Inc.

PSMT: Prometic Pharma SMT Limited

PSMTH: Prometic Pharma SMT Holdings Limited

R&D: Research and Development

SALP: Structured Alpha LP

T2DMS: Type 2 Diabetes with Metabolic Syndrome

TMR: Tympanic Membrane Repair

Telesta: Telesta Therapeutics Inc.

TMP: Tympanic Membrane Perforations

* * *

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